U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          AMENDMENT NO. 2 TO FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT
      UNDER SECTION 12(b) OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                -----------------


                           LAKESIDE MORTGAGE FUND, LLC
                 (Name of Small Business Issuer in its Charter)


          California                                        52-2387294
(State or other jurisdiction of                         (I.R.S. Employer
 Incorporation or organization)                         Identification No.)


443 Redcliff Drive, Suite 240
Redding, California                                            96002
(Address of Principal Executive Office                       (ZipCode)


                                 (530) 226-5850
                           (Issuer's Telephone Number)


           Securities to be registered under Section 12(b) of the Act:

                                      None


           Securities to be registered under Section 12(g) of the Act:

                              Membership Interests

                                (Title of Class)


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

                                TABLE OF CONTENTS

PART I  (Alternative 2)

Item 1 Description of Business
Item 2 Description of Property
Item 3 Directors, Executive Officers and Significant Employees
Item 4 Remuneration of Directors and Officers
Item 5 Security Ownership of Management and Certain Securityholders
Item 6 Interest of Management and Others in Certain Transactions
Item 7 Securities Being Offered

PART II

Item 1 Market Price of and Dividends on the Registrant's Common
       Equity and Other Shareholder Matters
Item 2 Legal Proceedings
Item 3 Changes in and Disagreements with Accountants
Item 4 Recent Sales of Unregistered Securities
Item 5 Indemnification of Directors and Officers

PART F/S

PART III

Item 1 Index to Exhibits
Item 2 Description of Exhibits

SIGNATURES


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

                             PART I (Alternative 2)

      The  Registrant,   a  Small  Business   Issuer,   provides  the  following
information required by Items 6-12 of Model B of Form 1-A, as well as the information required by Part II, Part F/S, and Part III, below.

      Some of the information in this Form 10-SB may contain forward-looking statements. Uses of the words such as "will," "may," "anticipate," "estimate," "continue" or other similar words discuss or refer to future expectations, contain projections of results of operations or of financial conditions, or state other forward-looking information. As such, this analysis may prove to be inaccurate because of assumptions made by the Manager or the actual development of future events. No assurance can be given that any of these statements or predictions will ultimately prove to be correct or substantially correct.

ITEM 1. DESCRIPTION OF BUSINESS
        (FORM 1-A MODEL B ITEM 6)

I.    INTRODUCTION

      A. General Overview. The Registrant is Lakeside Mortgage Fund, LLC (referred to as the "Company," "we," or "us"), a California limited liability company whose manager is Lakeside Financial Group, Inc., a California corporation (the "Manager"). We have been organized for the purpose of making or investing in loans secured by deeds of trust encumbering California real estate, and, to a limited extent, real estate located in other states. We filed our Articles of Organization on December 4, 2002. We conducted no business, other than organizational, planning and registration activities, until September of 2003, which is the first time we took in capital contributions from investors, and invested those funds in commercial mortgage loans and other temporary investments such as short-term commercial paper. Prior to that, the Company worked on raising capital and holding the invested amounts in trust for investors prior to meeting its offering minimum of $500,000 in September of 2003.

      The Company's business strategy is to generate current income by investing in mortgage loans. We make loans to owners and developers of real property who seek an alternative from traditional mortgage lenders for their financing needs. Factors which can cause such borrowers to seek a financing alternative usually involve perceived credit risks based on traditional credit evaluations and underwriting standards, and the length of time required by conventional mortgage lenders such as commercial banks to underwrite such loans. The Company focuses its underwriting review on the value of the collateral securing the loan, and seeks to underwrite such loans in far less time than conventional lenders. In return for making our loans to borrowers with higher credit risk, and for expeditious underwriting of such loans, we receive a higher interest rate on our loans than would be charged by conventional lenders.

      The Company raises capital for its lending activities by selling equity interests, in the form of membership interests, to investors. The Company is currently offering its membership interests, in the form of Units of Membership Interest ("Units"), in an intrastate offering to California residents only. The Company is offering 250,000 Units, at a price of $100.00 per Unit, with a minimum investment per investor of 20 Units ($2,000.00), for a total offering amount of $25,000,000.00. The Company began offering the Units on February 24, 2003, and, as of June 30, 2004, has raised $2,728,664.21.

      The offering of Units is exempt from registration under federal securities laws pursuant to Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147 promulgated thereunder. Under applicable state securities laws, the Company is offering the Units pursuant to a permit issued by the California Department of Corporations on February 24, 2003, and renewed on March 1, 2004. (See, "III. The Offering of Membership Interests")


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

      Purchasers of Units become Members of the Company. Members receive monthly distributions of cash, or they may opt to reinvest their distributions back into the Company for more Units. Distribution amounts are based on amounts earned by the Company and the percentage interest of the Members. The rights and duties of Members are set forth in the Operating Agreement of the Company. Members do not engage in the management of the Company, but certain events (dissolution of the Company, amendment of the Operating Agreement, merger of the Company with another entity, and removal of the Manager) require the approval of the Members. (See, "Item 7. Securities Being Registered," for a complete description of the Operating Agreement and the rights and the duties of the Members.)

      Investors'   funds  are  placed   initially   in  a   non-interest-bearing
Subscription Account. Within 60 days of being placed in the Subscription Agreement, the funds are then transferred to the capital of the Company and the investor becomes a Member. This transfer occurs at the discretion of the Manager, usually at a time that the Company needs additional capital to fund a loan. Investors are notified of these transfers in the monthly statements which each investor receives from the time their investment is placed in the Subscription Agreement. Upon becoming a Member, the investor begins receiving monthly distributions from the Company. The amount of the distribution is based on the net income generated by the Company from all sources, which include real estate loans and other temporary investments such as short term commercial paper.

      The Company is managed solely by the Manager. The Manager does not hold a Membership Interest in the Company. The Manager is entitled to receive a management fee from the Company (equal to 2.75% of gross assets under management per year) and a loan servicing fee (equal to .25% per loan per year). Additionally, the Manager acts as the broker between borrowers and the Company, and earns brokerage fees for loan transactions (typically 3% to 4%), as well as loan document preparation fees, with these fees paid by the borrower and not the Company. For a complete description of the duties of the Manager, and how the Manager performs its functions, see, "IV. The Manager."

      B. Results of Operations. The Company was issued its permit to offer securities, by the California Department of Corporations, on February 24, 2003. That permit (as well as the permit renewal that we are currently operating under, issued March 1, 2004) provides for a maximum offering amount of $25,000,000.00, and a minimum offering amount of $500,000.00. We reached the minimum amount, and contributed the investor funds to the capital of the Company, on September 26, 2003. We closed our first loan, in the amount of $380,000, on October 31, 2003. On December 31, 2003, the Company had Member capital contributions of $944,015.58, and two loans totaling $555,000.00, with the rest of the capital in the form of cash and investments in short term commercial paper.

      By the end of first quarter of 2004, on March 31, 2004, the Company had capital contributions of $1,719,340.00, and had invested $1,516,715.00 in loans secured by deeds of trust, with the remainder of the capital in the form of cash. No loans had gone into default, no loans had been paid off, and all borrowers were current on their interest payments.

      By June 30, 2004, the Company had capital contributions of $2,728,664.00, and had invested $2,486,415.00 in notes secured by deeds of trust, with the remainder of the capital in the form of cash. No loans had gone into default, no loans had been paid off, and all borrowers were current on their interest payments. As of June 30, 32004, the Company had invested in the following loans:


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

  Loan No.    Principal        Interest     Location of Collateral

  200301      $380,000.00      10.9%        Anderson, CA
  AREI2003    $305,000.00      12.0%        VA, NC, and SC
  200401      $248,230.00      11.0%        Vallejo, CA
  200402      $220,485.00      10.9%        Redding, CA
  200403      $363,000.00      10.9%        Redding, CA
  200404      $487,200.00      10.9%        Shasta Lake City, CA
  200405      $177,000.00      10.9%        Byron, CA
  200406      $150,000.00      10.9%        Yreka, CA
  200407      $155,500.00      11.0%        Roseville, CA
  200408      $206,000.00      10.9%        West Sacramento, CA

      All of the Company's loans were newly originated except the AREI2003 investment. This investment was an undivided interest in a promissory note which was originated through a private placement beginning on October 24, 2003. See, "V. Potential Conflicts of Interest -- C. Company Loans to Related Parties." As of June 30, 2004 the average term of all outstanding loans is 14.3 months, the average interest rate is 11.03%, and average loan-to-value percentage is 69.8%, all loans have interest only payment terms, and all loans are current with respect to principal and interest.

      The Company began making distributions to Members in November of 2003. As of June 30, 2004 the Company has made the following distributions to its Members, most of which have chosen to reinvest their distributions back into the Company (i.e., to compound their investment):

               Total No.    Total Amt.    Amount       Amount of    Annualized
Month          of Members   Distributed   Compounded   Cash Dist.   Return
-----          ----------   -----------   ----------   ----------   ------
November `03   55           $  4,904.99   $  3,044.67  $1,860.32    7.10%
December '03   55           $  5,358.83   $  3,270.90  $2,087.93    7.23%
January '04    64           $  5,778.77   $  3,729.11  $2,049.66    6.97%
February '04   76           $  7,331.80   $  5,505.41  $1,826.39    7.44%
March '04      89           $ 11,795.30   $  7,914.24  $3,881.06    8.13%
April '04      103          $ 13,409.77   $  9,528.39  $3,881.38    8.07%
May '04        109          $ 15,678.57   $ 11,342.96  $4,335.61    8.09%
June '04       115          $ 17,251.83   $ 12,563.96  $4,687.87    8.13%

      Note: The Manager is entitled to certain management fees from the Company, which the Manager has waived, in whole or in part, in the past (See, "V. The Manager - A. Compensation to Manager," for a detailed explanation). If the Manager had not waived these fees during the above-mentioned periods, the returns to investors would have been 3.48%, 3.67%, 2.99%, 3.34%, 6.42%, 6.15%,
5.82% and 7.36% for the respective periods from November 2003 through June 2004.

      C. Twelve Month Plan of Operation. As of June 30, 2004, we have sold a total of 27,286.44 Units, at $100.00 per Unit, for a total of $2,728,664.00 After deducting for broker commissions and offering expenses, the net proceeds to the Company from these sales have been $2,523,545.45. The Company has $2,486,415.00 invested in commercial mortgage loans, with the remainder in the form of cash and/or other temporary investments such as short term commercial paper. As of June 30, 2004, the Company has 115 Members.

      During the next twelve months, the Manager will continue to underwrite and select loans for the Company to invest in, as well as short term investments for cash between loans. The Company will continue to raise capital with its intrastate offering under a permit from the California Department of Corporations. It is anticipated that, at some point in the future, we will offer the Units of Membership Interest in additional states through a registered public offering, but this is not anticipated to occur within the next twelve months. The Manager will continue to manage the Company as described herein and in the Company's Operating Agreement. (See, "IV. The Manager," and see "Item 7. Securities Being Registered" for a discussion of the Operating Agreement). The Company will continue to pay the Manager, on a monthly basis, a management fee (annualized at 2.75% of gross assets under management) and loan servicing fee (annualized at 0.25% of loan principal amounts) to the extent these fees are not waived by the Manager. The Manager waived these fees in 2003, and has accepted only a portion of these fees during 2004. (See, "IV. A. Compensation to the Manager").


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

      D. Current Economic Conditions. The Company's sole business, making loans secured by real estate, is particularly vulnerable to changes in macroeconomic conditions. Any significant decline in economic activity, particularly in the geographical markets in which the loans are concentrated, results in a decline in the demand for real estate acquisition and development loans. Declines in economic activity are often accompanied by a decline in prevailing interest rates. Although the Company's lending rates are not directly tied to the Federal Reserve Board's discount rate, a sustained and widespread decline in interest rates impacts the interest rates the Company is able to obtain on loans.

      In general, mortgage interest rates fell during 2003. This was partially due to actions by the Federal Reserve Bank to reduce the discount rate on borrowings charged to member banks, which was due to a continuing poor economy and low threat of inflation. As a result of the poor economy, there have been fewer transactions in the marketplace, which has reduced the number of lending opportunities to the Company.

However, the economy has shown signs of improvement in 2004. In June 2004, the Federal Reserve Board increased the discount rate by 1/4%. As of the date of this Form 10-SB, it is not known whether further increases will occur in the near future. There are a number of continuing signs, however, that the economy in general is improving, which normally generates increased transactions in the real estate marketplace, including demand for loans.

II. COMPANY LENDING STANDARDS AND POLICIES

      A. General Standards for Mortgage Loans. The Company engages in the business of making loans secured by first and second deeds of trust that encumber real estate located primarily in California. We make loans for commercial purposes (See, "Types of Loans," below), and we do not make residential loans to consumers. We also make construction loans and loans secured by leasehold interests in commercial real property. The Company's loans are not insured or guaranteed by any governmental agency or private entity. The Company selects loans for investment pursuant to a set of guidelines set forth below, which guidelines are designed to set standards for the quality of the real property security given for the loans.

            1. Types of Loans. We make loans secured by first or second mortgages on real property. The types of loans we invest in fall into several categories, determined mainly by the type of property securing the loan: commercial property loans, construction loans (commercial), construction loans (residential), and unimproved land.

                  a. Commercial Property Loans. These are loans secured by income-producing commercial properties. These loans provide funds to allow property owners the capital needed for their businesses, to renovate and upgrade the property, and to address other current capital needs. In many cases our loans are bridge loans until other financing is available. Many of the commercial property loans provided by the Fund may be secured by properties in which the borrowers operate their businesses. We typically loan up to 80% of the appraised value of the property, and we also take into consideration the income from the property and its adequacy to service the debt.


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

                  b. Construction Loans (Commercial). We make construction loans for the purpose of improving commercial property. The loan-to-value ratio on construction loans we make generally will not exceed 70% of the appraised value of the property upon completion of the construction. Such loans are funded through a series of draws as construction progresses, with the loan amount increasing as the value of the property increases during the construction process.

                  c. Construction Loans (Residential). We do not make residential loans to consumers. However we will make construction loans to home builders, and builders of multi-unit residential facilities, who are building for commercial purposes (i.e., to sell or lease the residence). Our lending criteria generally are the same as for commercial construction loans.

                  d.  Unimproved  Property.  We make loans secured by unimproved real property. The valuation of such property is much more speculative. Therefore our loan to value ratio on such property generally does not exceed 50%.

            2. Loan to Value Ratios.

                                                        Maximum Loan
      Type of Property                                  to Value Ratio
      ----------------                                  --------------
      Commercial Property                                    80%
      Construction Loan - Commercial                         70%
      Construction Loan - Residential                        70%
      Unimproved Land                                        50%

      The amount of the Company's loan, combined with the outstanding debt secured by any senior deed of trust on the security property, generally does not exceed the percentages stated above, based on the value of the security property as determined by written analysis or appraisal at the time the loan is made. This loan-to-value ratio may be increased if, in the discretion of the Manager, a given loan is supported by credit adequate to justify a higher loan-to-value ratio or if mortgage insurance is obtained. The foregoing loan-to-value ratios do not apply to purchase-money financing offered by the Company to sell any real estate owned (acquired through foreclosure) or to refinance an existing loan that is in default at the time of maturity. In such cases, the Manager is free to accept any reasonable financing terms that it deems to be in the best interests of the Company, in its sole discretion.

      The Company obtains a valuation prepared by an independent third party for each security property on which it makes or invests in a mortgage loan (a "Market Value Analysis"). Although the majority of these have been, and will continue to be, full appraisals prepared by licensed appraisers, on certain loans (primarily in market areas with which the principals of the Manager have familiarity) the Company has relied on valuations prepared by independent third parties which do not contain the level of information of a full appraisal. Generally these are valuations prepared by licensed real estate professionals using standard appraisal techniques, such as market analysis valuation and income analysis valuation, but do not contain the extensive background information often associated with full appraisals. Although there may be some added risk associated with using something other than a full appraisal, we feel that this added risk is offset by the fact that: (i) any Market Value Analysis which we use will contain the essential information contained in a full appraisal, and (ii) avoiding the delay associated with a full appraisal is part of the reason the Company can charge the interest rates that it does. Because the Company generally makes short-term loans, we do not usually require updates of appraisals. The Company will decide, on a case-by-case basis, whether to require updates on loans which have longer terms. So far the Company has not required the update of any appraisal.


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

      The Market Value Analysis for construction loans is prepared on an "as completed" basis, i.e. assuming that the improvements for which the Loan is obtained will be completed. The Market Value Analysis may also assume that all public improvements to be funded by special assessment district bonds will be completed as proposed and that the Property will be marketed and sold in the manner planned by the borrower. In the case of a construction loan, the loan-to-value ratio as estimated in the Market Value Analysis and the budget for the project may temporarily exceed 70% at times during the term of the loan. This may occur because the Market Value Analysis is based upon the value of the property when construction is completed; however, during the course of construction, the value of the property may increase at a slightly different rate than the increase in the amount of the loan.

            3. Priority of Mortgages. Our loans are secured primarily by first deeds of trust on California real property, however the Company may invest in deeds of trust which are junior to one or more senior encumbrances, i.e., second or even third deeds of trust. As of June 30, 2004 the Company has made five loans secured by first deeds of trust and five loans secured by second deeds of trust. If a loan is secured by a first deed of trust, the deed of trust is senior to all other recorded monetary liens other than liens for taxes or the assessments of special assessment districts to fund streets, utilities or other public improvements. If a Loan is secured by a junior deed of trust (i.e., a second or third deed of trust) the obligations secured by the senior lien(s) must not be in default at the time of the loan closing; however, loan proceeds may be used to cure defaults under the senior lien(s). As of June 30, 2004, no loan proceeds have been used to cure loans in default. Loans may also be secured by one or more additional deeds of trust encumbering other property owned by the borrower or its affiliates where, in the Manager's reasonable judgment, such cross-collateralization is necessary to meet the loan-to-value ratio requirements set forth above or to further enhance the security for the loan.

            4. Geographic Area of Lending Activity. The Company limits lending activities primarily to deeds of trust on properties located in
      California, however the Company may make loans secured by out of state properties and may take a security interest in property outside California as additional collateral for a Loan. The principal amount of loans secured by out of state properties will not exceed 20% of the Company's loan portfolio.

            5. Terms of Loans; Balloon Payments. The terms of Company loans vary based on the needs of the borrower and the decision of the Manager. Most Company loans generally have a term of between 60 days and two years, and provide for monthly payments of interest only, with a "balloon payment" at the end of the term. Other Company loans may have longer terms, but generally will not be fully amortizing (i.e., the original principal amount of the loan will be repaid in equal monthly installments of principal and interest over the term).

            6. Interest Rates. We generally charge interest rates of between 10% and 12% on our loans. Our interest rates are not directly tied to any index rate, and are arbitrarily selected by us depending on what we feel the market will bear. If interest rates rise among the various indexes, the Company may raise its rates.

            7. Escrow Conditions. Company loans are funded through an escrow account handled by a qualified title insurance or escrow company or the Manager. The escrow agent is instructed not to disburse any funds until the following conditions are met:


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

                  (a) Satisfactory  title insurance coverage is obtained for all loans, with the title insurance policy naming the Company as the insured and providing title insurance in an amount equal to the principal amount of the loan. Title insurance insures only the validity and priority of the Company's deed of trust, and does not insure the Company against loss by reason of other causes, such as diminution in the value of the security property, over-appraisals, borrower's defaults, etc. The Manager does not intend to arrange for mortgage insurance, which would afford some protection against loss if the Company foreclosed on a loan and there was insufficient equity in the security property to repay all sums owed.

                  (b) Satisfactory  fire and casualty  insurance is obtained for all loans (or only casualty insurance in the event of a loan secured by unimproved land) which insurance shall name the Company as loss payee in an amount equal to the principal amount of the Company's loan. (See, "VI. Risk Factors - K. Uninsured Losses")

                  (c) All loan documents  (notes,  deeds of trust,  construction loan agreements etc.) and insurance policies must name the Company as payee and beneficiary or additional loss insured, as applicable. In the event the Company purchases loans, the Company shall receive assignments of all beneficial interest in any documents related to each Loan so purchased. Company investments in Loans will not be held in the name of the Manager or any other nominee.

            8. Loans to Related Parties. The Company may make or invest in loans to persons or entities that are affiliated with the Manager or its shareholders. Such loans: (i) will not exceed 20% of total Company assets;
      (ii) must not be more favorable to the borrower than similar loans negotiated at arm's-length; and (iii) must be repurchased by the Manager if the loan is in default more than 30 days. Such loans, if made, may involve significant conflicts of interest. The last of the three requirements for such loans is in recognition of the fact that, if the loan is to a party affiliated with the Manager, and the Company is depending on the Manager to assert its rights with respect to a default on the loan, there is a potential conflict of interest. The duty of the Manager to purchase the loan is an unsecured obligation of the Manager. If this duty were to arise, the Manager would most likely seek financing to purchase the loan and then institute and prosecute foreclosure proceedings on its own to recover the loan amount. As of June 30, 2004 the Company has made two loans to affiliated entities. (See, V. "Potential Conflicts of Interest - C. Company Loans to Related Parties.")

            9. Loan Diversification. No Company loan (or Company interest in a loan) will exceed the greater of: (i) $5,000,000; or (ii) 20% of total Company capital at the time of the loan.

            10. Reserve Fund. A contingency reserve fund may be retained for the purpose of covering unexpected cash needs of the Company, if the Manager believes it to be in the best interests of the Company. The amount of this reserve fund, if any, would be established by the Manager. This reserve fund may be held in cash, bank accounts, certificates of deposit, money market accounts, short-term bankers acceptances, publicly traded bond funds or other liquid assets. Among the purposes of the fund are the following: (i) provision for regular expenses incurred by the Company such as accounting and legal expenses associated being a reporting company under the Securities Exchange Act, and (ii) provision for losses due to nonperforming loans. The creation of this reserve will involve diverting funds that would otherwise be available for distribution to Members, and will necessarily have the effect of decreasing such distributions.

      B. Credit Evaluations. The Manager may consider the income level and general creditworthiness of a borrower, and any guarantor, to determine a borrower's ability to repay the Company loan according to its terms, but such considerations are subordinate to a determination that a borrower has sufficient equity in the security property to satisfy the loan-to-value ratios described above. Therefore, the Company may make loans to borrowers who are in default on certain obligations (e.g., to consolidate their debts) or who do not have sources of income that would be sufficient to qualify for loans from other lenders such as banks or savings and loan associations.

      C. Loan Servicing. It is anticipated that all Company loans will be "serviced" (i.e., loan payments will be collected and other administrative services performed) by the Manager, who will also act as a mortgage broker in the initial placement of Company loans. The Manager will be compensated by the Company for such loan servicing activities, but compensated by borrowers for the initial placement of Company loans. (See, "IV. The Manager - A. Compensation to Manager")

      With many of the Company's loans, the Manager will require the borrower to provide an interest reserve, which will be either financed as part of the loan amount or provided independently by the borrower, and will be held by the Manager and used to pay the monthly interest on the loan. In other cases the borrower will make monthly interest payments which will involve mailing their checks or money orders to the Manager for deposit in the Company's account.

      Servicing a construction loan may also include monitoring the construction financed by the loan pursuant to a construction loan agreement and acting for the Company in authorizing disbursements to borrowers from a construction disbursement account or otherwise. Disbursements to borrowers are made pursuant to approved construction draw schedules. The feasibility of the draw schedule and the construction budget will normally be approved by an outside consultant who will also monitor the progress of construction and approve construction draws by the borrower.

      D. Sale of Loans. The Company makes mortgage loans for investment, and does not expect to engage in real estate operations in the ordinary course of business (except as may be required if the Company forecloses on a property on which it has invested in a mortgage loan and takes over ownership and management of the property). The Company does not presently intend to invest in mortgage loans primarily for the purpose of reselling such loans in the ordinary course of business; however, the Company may occasionally sell mortgage loans (or fractional interests therein) when the Manager determines that it appears to be advantageous for the Company to do so, based upon then current interest rates, the length of time that the loan has been held by the Company, and the overall investment objectives of the Company.

      E. Leveraging the Portfolio. The Company may borrow funds from a third party lender (which may be, but is not required to be, a bank or other financial institution) in order to: (i) fund additional mortgage loans; (ii) prevent default of loans senior to Company loans or discharge such loans entirely; or
(iii) develop or operate any real property acquired by the Company as a result of a loan default. The Company may assign all or a portion of the Company's loan portfolio to the lender as security for the loan(s). Leveraging the Company's loan portfolio may result in increased yield to the Company if the interest earned by the Company on its leveraged loans exceeds the interest that must be paid by the Company on the funds borrowed from a third party lender. Leveraging a loan for any purpose, however, entails certain risks to the Company that would not otherwise be present if the Company funded all of its loans from its own funds. Borrowing funds from third party lenders to make payments to senior lenders or to develop or operate any real property acquired by the Company as a result of a loan default also entails additional risks. For example, should the Company's net income be insufficient to pay these loans as they become due or should the Company otherwise default on such loans, the Company will be at risk of losing assets (i.e., the Company loans) pledged as security. As of June 30, 2004, the Company has not engaged in any of the above-described leveraging activities.

III. THE OFFERING OF MEMBERSHIP INTERESTS.

      A. Terms of the Offering. We raise capital by selling Membership Interests in the Company. The Membership Interests are sold in Units. The Unit subscription price to each investor is One Hundred Dollars ($100) per Unit with an initial minimum subscription from each investor of Two Thousand Dollars ($2,000), or 20 Units. Each Unit represents a membership interest in the Company.

      The offering has not been registered under applicable federal securities laws. The Units are offered under the exemption from registration provided by
Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147 promulgated thereunder. The offering is limited to California residents only. The Company derives at least 80% of its revenues from loans secured by real property located in California. The Company's Operating Agreement and Subscription Agreement, both of which are executed by the investor, contain written disclosures regarding the limitations on resale prescribed by Rule 147.

      With respect to applicable state securities laws, the Units are offered pursuant to a permit issued to the Company for this offering by the California Department of Corporations pursuant to Sections 25110 and 25113 of the California Corporations Code. The permit was originally granted on February 24, 2003. The permit must be renewed annually, and the last renewal was granted on March 1, 2004. If the Company did not renew its permit, it would have a limited ability to continue to sell Units under one or more exemptions from qualification under California securities laws, but its ability to raise capital through the sale of Units would be greatly reduced.

            1. Minimum-Maximum Offering; Formation of the Company. The Company was formed on December 4, 2002 upon the filing of the Articles of Organization with the Office of the California Secretary of State; however, the Company did not begin doing business (i.e., making or investing in mortgage loans) until September 26, 2003 when the minimum 5,000 Units was sold. The maximum capitalization of the Company pursuant to the current offering is $25,000,000 (250,000 Units). The maximum may be increased by the Manager from time to time.

            2. Subscription Agreements and Subscription Account; Admission to the Company. Subscription Agreements from prospective investors are accepted or rejected by the Manager promptly after receipt. The Manager reserves the right to reject any subscription submitted for any reason. Upon acceptance, an investor's funds are placed in the Subscription Account. The investor's funds are contributed to the capital of the Company with the purchase of Units only when, in the Manager's discretion, the investor's funds are required by the Company to fund a mortgage loan, or to create appropriate reserves or pay organizational expenses. Until then, subscription funds are held in the non-interest-bearing Subscription Account. Subscription Agreements are irrevocable and subscription funds are non-refundable, except with the consent of the Manager. Subscription Funds are kept in the Subscription Account for no longer than sixty (60) days from the date of receipt.

            3. Election to Compound or Receive Monthly Cash Distributions. Upon subscribing for Units, an investor must elect whether to receive monthly cash distributions from the Company or to allow his or her earnings to compound (i.e., reinvest for additional Units). An investor may elect to switch from compounding to monthly distributions, or from monthly distributions to compounding, upon sixty (60) days prior notice to the Manager. Income allocable to investors who elect to compound their earnings will be retained by the Company for investing in further mortgage loans or other proper Company purposes. Investors who compound will be credited with a larger proportionate share of such earnings than investors who receive monthly distributions since the capital accounts of investors who compound will increase over time. Earnings which are compounded are first placed into the non-interest-bearing Subscription Account. The amounts are transferred to the capital of the Company at the discretion of the Manager, and at that time the Membership Interest of the investor is credited with the additional investment. The transfers occur at the discretion of the Manager, and the compounded funds have no priority of first use. As of June 30, 2004, 100 of the Company's 115 have elected to compound their earnings.

            4. Restrictions on Transfer. As a condition to this offering of Units, restrictions have been placed upon the ability of investors to resell or otherwise dispose of Units, including without limitation the following:

                  (a) No Member  may  resell  or  otherwise  transfer  any Units without the prior written consent of the Manager, which may be withheld in its sole discretion;

                  (b) Units  may not be sold or  transferred  without  the prior written  consent of the  California  Commissioner  of  Corporations, except as permitted by the Commissioner's Rules. (See "Commissioner's Rule 260.141.11."); and

                  (c) During the period  that Units are being  offered and sold, and for a period of nine (9) months from the date of the last sale of Units, no Units may be sold or otherwise transferred to any person who is not a bona fide resident of the State of California.

                  Legends  substantially in the forms set forth below are placed upon all instruments or certificates evidencing ownership of Units in the Company stating that the Units have not been registered under the Securities Act of 1933, as amended, and setting forth the foregoing limitations on resale, and notations regarding these limitations shall be made in the appropriate records of the Company with respect to all Units offered hereby.

      THE MEMBERSHIP INTEREST UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH INTERESTS MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED TO ANY PERSON AT ANY TIME IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH UNITS UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGER OF THE FUND TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED. IN ADDITION, IN NO EVENT MAY UNITS BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED TO ANY PERSON WHO IS NOT A RESIDENT OF CALIFORNIA, FOR A PERIOD OF NINE (9) MONTHS FROM THE DATE OF THE LAST SALE THEREOF BY THE FUND.

      IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY, OR ANY INTEREST THEREIN OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED BY THE COMMISSIONER'S RULES.

      B. Investor Suitability Standards. To purchase Units, an investor must meet certain eligibility and suitability standards, the primary ones of which are set forth below, and must execute an Operating Agreement and a Subscription Agreement. By executing the Subscription Agreement, an investor makes certain representations and warranties, upon which we rely in accepting subscriptions.
Each investor must represent in writing that such investor is a bona fide resident of the State of California (i.e., the investor has his or her principal residence in California, or if the investor is a trust, corporation or other entity that the principal office of such trust, corporation or other entity is located in California). In addition:

            (a) Each Investor must have either: (i) a net worth (exclusive of home, furnishings and automobiles) of at least $250,000 and an annual gross income of at least $65,000; or (ii) a net worth (exclusive of home, furnishings and automobiles) of at least $500,000;

            (b) The amount of each Investor's investment in Units offered hereby must not exceed ten percent (10%) of such Investor's net worth (exclusive of home, furnishings and automobiles); and

            (c) If the investor is an ERISA Plan (such as a pension or profit sharing plan, Individual Retirement Account, or 401(k) plan), the foregoing requirements must be met by either the fiduciary account itself or by the plan participant who directly or indirectly supplies the funds for investment by the ERISA Plan.

      C. Plan of Distribution. The Units may be offered and sold directly by the Company, with no commissions or fees paid on such sales. The Units may also be offered and sold by independent securities broker/dealers retained by the Company, who receive selling commissions of up to 6.5% of the gross sales proceeds from the sales of Units effected by such broker/dealers. Certain commission arrangements include a trailing payment of 0.5% per annum of such proceeds as long as the Units sold remain outstanding. To the extent that a Member purchases Units through a broker/dealer and elects to compound his or her earnings in the Company, any annual commissions negotiated by the Company are calculated based upon the increased value of such Member's capital account on the last day of the month of the anniversary of admission. Any such commissions are borne by the Company and directly reduce the proceeds received from this offering for investment in mortgage loans by the Company. There is no firm commitment to purchase any Units, and there is no underwriter for the offering of Units.

      As of June 30, 2004 the Company has retained the services of one broker/dealer, ePlanning Securities, to sell the Units. Under the Broker/Dealer Agreement between the Company and ePlanning, agents for ePlanning may select from two different plans with respect to their commission for the sale of Units:
(i) agents may receive a 6% commission for the sale of Units; or (ii) agents may receive a 4% commission, plus a 0.5% annual trailer based on amounts remaining invested with the Company. Under each plan, ePlanning receives an additional 0.5% payment.

IV. RISK FACTORS

      An investment in Units involves a significant degree of risk and is suitable only for investors who have no need for liquidity in their investments. Prospective investors should carefully consider the following risks and other factors.

      A. NO MARKET FOR UNITS. There is no public market for the Units and none is expected to develop in the future. Even if a potential buyer could be found, the transferability of Units is also restricted by the provisions of the Securities Act of 1933, as amended, and Rule 147 thereunder. Under Rule 147 to Units may be resold until 9 months after the last issuance of Units under this offering. There are further restrictions pursuant to the California Corporate Securities Law of 1968, as amended, the regulations thereunder, and the provisions of the Operating Agreement. Any sale or transfer of Units also requires the prior written consent of the Manager, which may be withheld in its sole discretion, and may require the prior written consent of the California Commissioner of Corporations. Furthermore, Members will have only limited rights to redeem Units or withdraw from the Company or to otherwise obtain the return of their invested capital. (See, "Item 7. Securities Being Registered.").

      B. TAX RISKS. The Company has elected to be treated as a partnership for federal income tax purposes. Any favorable federal tax treatment presently available with respect to the Company could be affected by any changes in tax laws that may result through future Congressional action, tax court or other judicial decisions, or interpretations of the Internal Revenue Service. Other tax risks include: (i) if the Company is deemed by the IRS not to be engaged in a trade or business, the Members' share of expense deductions would be reduced;
(ii) interest paid by investors who finance their purchase of Units may not be deductible; and (iii) an IRS audit of the Company's tax return, books and records could result in an audit of investors' tax returns.

      C. LOAN DEFAULTS AND FORECLOSURES. The Company is in the business of lending money and, as such, takes the risk of defaults by borrowers and other risks faced by lenders. Most Company loans will provide for monthly payments of interest only, and be entirely due and payable at the end of their term. Thus, the borrower will have to make a large "balloon" payment of principal due at the end of the term. Many borrowers are unable to repay such loans out of their own funds and are compelled to refinance. Fluctuations in interest rates and the unavailability of mortgage funds could adversely affect the ability of borrowers to refinance their loans at maturity.

      The Company is generally an "asset" rather than a "credit" lender. This means that we rely primarily on the value of the real property securing loans to protect our investment, with repayment ability also taken into consideration. There are a number of factors which could adversely affect the value of any such real property securing Company loans, including, among other things, the following:

            1. Changes in Market Value. The Company will rely on a market value analysis, usually in the form of an independent appraisal, to determine the fair market value of real property used to secure loans made by the Company. No assurance can be given that such an analysis will be accurate. Moreover, since a market value analysis fixes the value of real property at a given point in time, subsequent events could adversely affect the value of real property used to secure a loan.

            2. Risks of Construction Loan Valuation. In making a construction loan based upon a market value analysis of a property "as constructed," the Company is subject to the risks that actual construction costs may exceed budget, construction delays could occur, labor or supply shortages may exist, or the market value of the project once completed could be less than anticipated. Also, if the Company must foreclose on the property before the project is completed, it is unlikely that the property will then have a value as high as its analyzed value "as constructed," and therefore there is a greater likelihood that the Company will not be able to sell the property for the full amount owing to the Company. Furthermore, if the Company must foreclose before construction is completed, and if there are insufficient funds in any construction disbursement account to complete construction, the Manager will need to choose between selling the property with construction incomplete or incurring debt to finance completion of the project before it is sold.

            3. Foreclosure and Resale. If the borrower defaults, the Company may be forced to purchase the property at a foreclosure sale. If the Company cannot quickly sell such property, or the property does not produce any significant income, the Company's profitability will be adversely affected.

            4. Antideficiency Laws. Due to certain provisions of California law applicable to all real estate loans, if the real property security proves insufficient to repay amounts owing to the Company, it is unlikely that the Company would have the right to recover the deficiency from the borrower. California has four principal statutory prohibitions which limit the remedies of a beneficiary under a deed of trust. Under one statute, a deficiency judgment is barred where the foreclosure was accomplished by means of a nonjudicial trustee's sale. It is anticipated that all of the Fund's loans will be enforced by means of a nonjudicial trustee's sale, if foreclosure becomes necessary. Under a second statute, a deficiency judgment is barred in any event where the foreclosed deed of trust secured a "purchase money" obligation, i.e., a promissory note evidencing a loan used to pay all or a part of the purchase price of a residential property occupied, at least in part, by the purchaser. This restriction will probably not apply to the Company's commercial loans. A third statute, commonly known as the "one form of action" rule, requires the beneficiary to exhaust the security under the deed of trust by foreclosure before bringing a personal action against the trustor on the promissory note. The fourth statutory provision limits any deficiency judgment obtained by the beneficiary following a judicial sale to the excess of the outstanding debt over the fair market value of the property at the time of sale, thereby preventing a beneficiary from obtaining a large deficiency judgment against the debtor as a result of low bids at the judicial sale.

            5. Junior Deeds of Trust. A number of the Company's loans will be secured by second or other junior deeds of trust. In the event of foreclosure on a Company loan that is so secured, the debt secured by the senior deeds of trust must be satisfied before any proceeds from the sale of the property can be applied toward the debt owed to the Company. Furthermore, to protect its junior security interest, the Company may be required to make substantial cash outlays for items such as loan payments to senior lienholders to prevent their foreclosure, property taxes, insurance, property maintenance or repair, etc.

            6. Effect of Bankruptcy Laws. The recovery of sums advanced by the Company in making or investing in loans and protecting its security may also be delayed or impaired by the operation of the federal bankruptcy laws or by irregularities in the manner in which the loan was made. Any borrower has the ability to delay a foreclosure sale by the Company for a period ranging from several months to several years simply by filing a petition in bankruptcy, which automatically stays any actions to enforce the terms of the loan.

            7. Uninsured Losses. The property securing Company loans could be adversely affected by earthquakes, floods, mud slides, similar events and acts of God that may not be insured against.

      D. RELIANCE ON THE MANAGER. The Manager will make all decisions with respect to the management of the Company, including the determination as to what loans to make or purchase, and the Company is dependent to a substantial degree on the Manager's continued services. In the event of the dissolution or other incapacity of the Manager or its principals, the business and operations of the Company may be adversely affected. Under the Operating Agreement, the Manager may withdraw on six months notice to the Members. There can be no assurances that an acceptable replacement Manager may be available on economically viable terms or at all.

      E. COMPETITION. The Company will compete with institutional lenders and others engaged in the mortgage lending business, some of whom have greater financial resources and experience than the Company.

      F. FLUCTUATIONS IN INTEREST RATES. Mortgage interest rates are subject to abrupt and substantial fluctuations, but the purchase of Units is a relatively illiquid investment. If prevailing interest rates rise above the average interest rate being earned by the Company's loan portfolio, investors may wish to liquidate their investment in order to take advantage of higher returns available from other investments, but will only have a limited ability to do so.

      G. INVESTMENT DELAYS. There is generally a delay between the time the Units are subscribed for and the purchase price is placed in the Subscription Account, and the time the Units are actually purchased with the purchase price contributed to the Company's capital. The decision to transfer an investor's funds from the Subscription Account to the company's capital is made at the discretion of the Manager, and will usually be delayed until the Company has a loan to fund. The Subscription Account is a non-interest-bearing account, and an investor's funds may be held in the Subscription Account for no more than 60 days. During the period in which the funds are held in the Subscription Account, no interest is earned on the funds.

      H. LACK OF REGULATION. The management and investment practices of the Company are not supervised or regulated by any federal or state authority, except to the extent that the lending and brokerage activities of the Manager are subject to supervision or regulation by the California Departments of Real Estate or Corporations.

      I. RISKS OF GOVERNMENT ACTION. While the Manager will use its best efforts to comply with all local, state and federal lending regulations, there is the possibility of governmental action to enforce any alleged violations of such lending laws which may result in legal fees, damage awards or fines and penalties, which may lead to losses for the Company.

      J. ENVIRONMENTAL LIABILITIES. Under current federal and state law, the owner of real property contaminated with toxic or hazardous substances (including a mortgage lender that has acquired title through foreclosure) may be liable for all costs associated with any remedial action necessary to bring the property into compliance with applicable environmental laws and regulations. This liability may arise regardless of who caused the contamination or when it was caused. If toxic or hazardous substances are present on real property that we have acquired through foreclosure, the Company may be responsible for the costs of cleaning up the property through removal or treatment of the substances. Even if the Company does not foreclose on a contaminated site, the mere existence of hazardous substances on the property may depress the market value of the property such that the loan is no longer adequately secured.

      A lender's best protection against environmental risks is to inspect and investigate the property thoroughly before making or investing in a loan; however, environmental inspections and investigations are very expensive, and often are not financially feasible in connection with loans of the size and type to be made by the Company. As a result, in the absence of factors indicating possible problems, environmental site assessments will generally not be required by the Company in connection with its loans. The Company will, however, take certain precautions to avoid environmental problems, such as attempting to avoid making or investing in loans secured by properties known or suspected to have (or to be likely to have) environmental problems.

      K. RISKS OF LEVERAGE. The Company may borrow funds from private third party lenders in order to: (i) fund additional mortgage loans; (ii) prevent default of loans senior to Company loans or to discharge such loans in their entirety; or (iii) develop or operate any real property acquired by the Company as a result of a loan default. Such loans may be secured by the Company's loan portfolio. If a lender elected to foreclose on this collateral as a result of a default by the Company, the Company could lose a significant portion of its assets, causing losses to Investors.

      L. RISKS OF LITIGATION. The Manager will act in good faith and use reasonable judgment in selecting borrowers and making and managing the loans. However, as a lender, the Manager and the Company are exposed to the risk of litigation by a borrower for any allegations by the borrower (warranted or otherwise) regarding the terms of the loans or the actions or representations of the Manager in making, managing or foreclosing on the loans. If an allegation is brought and/or litigation is commenced against the Company or the Manager, the Company will incur legal fees and costs to respond to the allegations and to defend any resulting litigation.

      M. LACK OF LOAN DIVERSITY AND GEOGRAPHIC CONCENTRATION OF LOANS. Especially in the early stages of our operations, the number of loans is likely to be small. During this phase the effect on the Company of a default on one or a small number of loans will be significantly greater than if the Company had made a large number of loans. In addition, at least 80% and as much as 100% of the Company's loan portfolio will be secured by properties within California. This concentration may increase the risk of delinquencies on the Company's loans when California real estate or economic conditions are weaker than elsewhere.

V. THE MANAGER

      The Manager of the Company is Lakeside Financial Group, Inc., a California corporation which was incorporated in August of 2002 and began doing business on November 1, 2002, formed for the purpose of managing the Company. The Manager manages and directs the affairs of the Company. All loans made or invested in by the Company are arranged and serviced by the Manager. The Manager is licensed as a California real estate broker, and both the Company and the Manager are licensed California Finance Lenders. Certain principals and affiliates of the Manager currently engage in real estate related businesses, which include acquiring and developing real property, and financing the acquisition and development of real property. None of these businesses are similar to, or compete with, the Company. For a detailed description of the officers and directors of the Manager, see "Item 3-Directors, Officers And Significant Employees."

      A. Duties of the Manager. The Manager is organized as a corporation. The Manager has four directors, which are also its four shareholders (William Webster, James Koenig, Gary Armitage and Jeff Guidi, each of whom is described in "Item 3. Directors, Executive Officers and Significant Employees." The Manager has three officers: President and CEO William Webster, Vice President Richard Nelson, and Chief Financial Officer Placido Canta.

      The sole business of the Manager is to manage the Company. The Manager engages in no other business. Of the individuals mentioned above, only Webster and Canta are full time employees of, and receive regular salaries from, the Manager, although, as described below, other individuals participate in the business of the Manager. Webster is involved with practically all aspects of the business of managing the Company, such as underwriting loans, preparing loan documents, performing other legal work on behalf of the Manager and the Company, and maintaining investor relations. Canta, as the chief financial officer of the Manager, is involved with all accounting aspects of managing the Company, such as preparing all accounting ledgers, worksheets and statements for the Company and the Manager, preparing and maintaining files for all investors in the Company, and preparing and distributing monthly statements to investors of the Company and the principals of the Manager. Nelson, who specializes in construction lending, serves in an advisory capacity to the Manager with respect to construction loans.

            1. Marketing of Loans. The Company gets its loans through real estate mortgage brokers with whom individuals working for the Manager--primarily Webster, Koenig and Nelson--have relationships. These brokers are constantly looking for commercial mortgage loans for their borrower clients, and recognize the Company as one possible source of financing. A secondary source for loans is through internet advertising. Currently the Company is a listed lender on two websites: www.c-loans.com and the real estate websites maintained by www.zipsearch.com.

            2. Approval of Loans. Webster and Koenig form the Loan Committee of the Manager. The first step in analyzing a possible loan is for the prospective borrower to provide a completed Loan Application and the items on the Loan Approval Checklist (both of which are supplied by the Manager). Webster reviews and analyzes loan packages, and summarizes his review and conclusions in a Loan Review Summary. Webster and Koenig then meet as the Loan Committee to discuss the loan and to decide whether to approve the loan. If the Webster and Koenig disagree on a particular loan, the loan is submitted to the entire board of directors to approve or disapprove. The deliberations of the Loan Committee with respect to each loan are summarized in minutes of the Loan Committee meeting. If a loan is approved by the Loan Committee, the borrower (or the borker of the borrower) is notified with a conditional loan approval letter, and the loan documents are prepared (by Webster) and executed and delivered at the closing.

      B. Compensation to the Manager. The following discussion summarizes the forms of compensation received by the Manager. All of the amounts described below are received regardless of the success or profitability of the Company, although any amounts may be partially or completely waived by the Manager from time to time, in the Manager's sole discretion. (See below for a description of amounts which have been waived.) None of the following compensation was determined by arm's-length negotiations. The Manager retains the right to seek to retain one or more other firms to perform the various services to be rendered by the Manager as described below.


Form of Compensation                             Estimated Amount or Method of Compensation
--------------------                             ------------------------------------------
Loan Brokerage Commissions, Renewal              Anticipated  to  average   between  2%  and  6%  of  the
and Forbearance Fees                             principal  amount of each  loan.  Such fees will be paid
                                                 to the  Manager by the  borrowers  and will not be borne
                                                 by the Company.

Loan Processing and Documentation Fees.          Prevailing  industry  rates for  documentation  fees and
                                                 for  loan   processing   fees.   These   fees  may  vary
                                                 depending  on  market  conditions  and  the  size of the
                                                 particular  loan,  and will be paid by the borrowers and
                                                 not the Company.

Loan Servicing Fee                               Up to  0.25% of the  principal  amount  of each  Company
                                                 loan on an annual basis,  payable monthly (i.e., 0.0208%
                                                 per  month),  but only as  interest  is  received by the
                                                 Company. [1]

Asset Management Fee                             Up to 2.75%  of  Gross  Assets  Under  Management  on an
                                                 annual basis,  payable monthly (i.e., 0.229% per month).
                                                 [2]

Reimbursement of Expenses to Manager             Reimbursement  for all  out-of-pocket  organization  and
                                                 syndication    expenses    and   all    operating    and
                                                 administrative expenses of the Company.

Broker/Dealer Commissions to Affiliates of       Broker/dealers  selling  Units on behalf of the  Company
Manager                                          are  entitled  to receive  commissions  of up to 6.5% of
                                                 the sales  price,  and certain  commission  arrangements
                                                 may  include a  trailing  payment of up to 0.5% per year
                                                 for amounts remaining invested.  Certain  broker/dealers
                                                 selling   Units  on  behalf  of  the   Company   may  be
                                                 affiliated with the Manager.

[1] Loan servicing fees are determined by the Manager on a case by case basis, provided that they are not expected to exceed the amounts generally charged for comparable services to comparable debtors in the geographical area where the security property for the loan is located.

[2] "Gross Assets Under Management" means the total Company capital, including cash, notes (at book value), real estate owned (at book value), accounts receivable, advances made to protect loan security, unamortized organizational expenses and any other Company assets valued at fair market value. The Asset Management Fee will be paid on or about the first day of each calendar month with respect to Gross Assets Under Management as of the last day of the immediately preceding month.

      The Manager has, from time to time, waived some or all of the Asset Management Fee and the Loan Servicing Fee which the Company pays to the Manager. Beginning in January of 2004, and as of June 30, 2004, the Company has waived the following fees:

         Month             Asset M Fee      Loan S Fee       Total Fees        Fees Paid        Fees Waived
         -----             -----------      ----------       ----------        ---------        -----------
         Jan. 2004         $3,262.92        $ 115.63         $3,378.55         $       0        $3,378.55
         Feb. 2004         $3,700.32        $ 213.27         $3,913.59         $       0        $3,913.59
         Mar. 2004         $4,512.36        $ 315.98         $4,828.34         $2,074.55        $2,753.79
         Apr. 2004         $5,286.13        $ 392.48         $5,678.61         $2,518.45        $3,160.16
         May  2004         $6,328.09        $ 448.73         $6,776.83         $2,035.36        $4,741.47
         Jun. 2004         $6,795.46        $ 518.00         $7,313.46         $5,736.30        $1,577.16


      B. Fiduciary Duties of the Manager. Under California law, the fiduciary duties of a manager to a limited liability company and to its members are those of a partner to a partnership and to the partners of the partnership. Accordingly, a manager is accountable to a limited liability company as a fiduciary, which means that a manager has duties of good faith and loyalty with respect to company affairs. This fiduciary duty is in addition to those other duties and obligations of, and limitations on, the Manager which are set forth in the Operating Agreement.

VI. POTENTIAL CONFLICTS OF INTEREST

      The following is a list of the important areas in which the interests of the Manager may conflict with those of the Company. The Members must rely on the general fiduciary standards provided by applicable law and the Operating Agreement to prevent unfairness by the Manager in a transaction with the Company. (See, "IV. The Manager"). The Company has not been represented by separate legal counsel in connection with its formation or its dealings with the Manager. Except as may arise in the normal course of the relationship, there are no transactions presently contemplated between the Company and its Manager (or its affiliates) other than those listed below.

      A. Loan Brokerage Commissions, Renewal and Forbearance Fees. None of the compensation set forth under "Compensation to the Manager," above, was determined by arms' length negotiations. It is anticipated that the loan brokerage commissions, renewal and forbearance fees charged to borrowers by the Manager for most loans will be approximately 3% to 4% of the principal amount of each loan, but may be higher or lower depending upon market conditions. Generally, as these charges are increased, the interest rate which may be charged for the loan will be reduced, thus reducing the overall rate of return to the Members. This conflict of interest will exist in connection with every Company loan transaction, and Members must rely upon the fiduciary duties of the Manager, as provided by applicable law and the Operating Agreement, to protect their interest.

      B. Use of Other Companies. The Manager has the right to retain the services of other firms, in addition to or in lieu of the Manager, to perform brokerage services, loan servicing and other activities in connection with the Company's loan portfolio. Such other firms may be affiliates of the Manager or the Manager's management team.

      C. Company Loans to Related Parties. The Company may make or invest in loans to persons or entities that are affiliated with the Manager (i.e., loans to a borrower that is owned by one or more of the owners of the Manager). In cases of such related party loans, conflicts of interest will exist between the Manager and its affiliated persons, on the one hand, and the Company, on the other, in connection with setting the terms of the loan and in connection with any enforcement action or renegotiation that may occur in the future. The Manager will address these conflicts by applying the following standards and limitations to such related party loans:

            (1) The aggregate principal amount of all related party loans at any time shall not exceed 20% of total Company assets at such time;

            (2) The terms and conditions of any related party loans shall be consistent with the lending standards and policies set forth above and with loan terms typically offered by the Manager on similar loans to unaffiliated borrowers; and

            (3) The Manager shall purchase (or cause one of its affiliates to purchase) from the Company, without discount, any related party loan in which any material event of default has occurred and is continuing for at least thirty (30) days.

      The Company currently has two investments with affiliated entities, in the amounts of $305,000.00 and $177,000.00, constituting 16.25% of the total of Company assets as of June 30, 2004. These two investments were made in the normal course of the Company's business, were subjected to the Company's normal underwriting process, were made on the Company's standard terms for such investments, and do not appear to represent an unusual risk. One investment
($305,000.00) is an undivided interest in a promissory note, the proceeds or which are distributed among five different limited liability companies of which James S. Koenig, Gary Armitage, and Jeffery Guidi (all of whom are shareholders and directors of the Manager), directly or indirectly, are members. The promissory note is secured by mortgages on five different assisted living facilities located in North Carolina, South Carolina and Virginia, has a term of 36 months, and pays an interest rate of 12% per annum. The other investment ($177.00.00) is a loan to an affiliated entity, Koco, LLC (in which Armitage and Guidi are each 50% general partners in a partnership that has a 50% interest in an entity that has a 75% interest in Koco, and in which Koenig is a limited partner with a 99% limited partnership interest in an entity which has a 50% interest in an entity that has a 75% interest in Koco), the proceeds of which were used for the purchase of real property, which is secured by a second deed of trust on real property owned by the borrower, which has a term of 12 months, and which pays an interest rate of 10.9%. Both investments are current as to principal and interest as of June 30, 2004.

      D. Other Opportunities; Other Funds. As a licensed real estate broker, the Manager may arrange and originate loans for companies other than ours, and at times these arrangements may be more lucrative for the Manager than arranging loans for the Company. As a result, there may exist a financial incentive for the Manager to arrange or originate loans for private investors outside the Company and the Members must rely on the fiduciary duties of the Manager, as provided by applicable law and the Operating Agreement, to protect their interests under such circumstances. In the future, the Manager may also sponsor other funds formed to conduct business similar to that of the Company. If these other funds (if formed) have funds to invest at the same time as the Company, conflicts of interest may exist for the Manager as to whether to offer a particular loan opportunity to the Company or to these other funds. The Manager will decide which loans are appropriate for funding by the Company or by such other funds after consideration of all relevant factors, including the size of the loan, portfolio diversification, and amount of uninvested funds.

      E. Sale of Defaulted Loans or Real Estate to Affiliates. In the event a Company loan goes into default or the Company becomes the owner of any real property by reason of foreclosure on a Company loan, the Manager's first priority will be to arrange the sale of the loan or property for a price that will permit the Company to recover the full amount of its invested capital plus accrued but unpaid interest and other charges, or so much thereof as can reasonably be obtained in light of current market conditions. In order to facilitate such a sale, the Manager may arrange a sale to persons or entities controlled by or affiliated with the Manager (e.g., to another entity formed by the Manager or its affiliates), for the express purpose of acquiring defaulted loans or foreclosure properties from lenders such as the Company. The Manager will be subject to conflicts of interest in arranging such sales since it will represent both parties to the transaction. For example, the Company and the potential buyer will have conflicting interests in determining the purchase price and other terms and conditions of sale. The Manager's decision will not be subject to review by any outside parties. The Manager will undertake to resolve these conflicts by setting a purchase price for each defaulted loan or property which is not less than any of the following: (i) the independently appraised value of such loan or property, if any, at the time of sale; (ii) the amount of any third party offer already received, if any; or (iii) the total amount of the Company's investment in the property.

VII. REGULATION

      Our operations are conducted by the Manager. Additionally, the Manager earns fees by brokering loans to the Company. Both the Company and the Manager hold California Finance Lenders' licenses. Additionally, the Manager holds a California real estate brokers' license. Each of these licenses requires that certain reports be filed with the California Department of Corporations or the California Department of Real Estate.

      We have not qualified as a real estate investment trust under the Internal Revenue Code, and therefore we are not subject to the restrictions on activities that are imposed on real estate investment trusts. We believe that we conduct our business so that we are not an investment company within the meaning of the Investment Company Act of 1940.

      We and the Manager are subject to the Equal Credit Opportunity Act of 1974, which prohibits creditors from discriminating against loan applicants on the basis of race, color, sex, age or marital status, and the Fair Credit Reporting Act of 1970, which requires lenders to supply applicants with the name and address of the reporting agency if the applicant is denied credit. We are also subject to the Employee Retirement Income Security Act of 1974, as well as to various federal and state securities laws regulating the issuance and sale of securities. (See, "III. The Offering of Membership Interests").

      Should the Manager or the Company fail to adhere to these regulations, we could face potential disciplinary or other civil action that could have a material adverse effect on our business. The Manager believes that these regulations are being complied with. The provision of the Company's Operating Agreement which provides for indemnification of the Manager does not provide for such indemnification in the case of the Manager's fraud, bad faith or willful misconduct. (See, "Part II, Item 5. "Indemnification of Directors and Officers").


ITEM 2. DESCRIPTION OF PROPERTY
        (FORM 1-A MODEL B ITEM 7)

      The Company's principal executive offices are located at 443 Redcliff Drive, Suite 240, Redding, California, 96002, and its telephone number is (530) 226-5850. The facility is utilized for the administrative and professional offices of the Manager. The facility consists of approximately 1,800 square feet of office space, leased for $1,157.00 per month. The lease expires on April 2, 2008. The Company believes that its existing facilities are adequate for its current use.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
        (FORM 1-A MODEL B ITEM 8)

      Directors and Executive Officers

      The Company is a California limited liability company. As such, it has no officers and directors. All management powers are vested in the Manager, Lakeside Financial Group, Inc., which is a California corporation. The following table sets forth certain information with respect to the executive officers and directors of the Manager:

Name                            Age          Position
----                            ---          --------

William F. Webster              45           President, Secretary and Director

Placido Canta                   51           Chief Financial Officer

Richard Nelson                  64           Vice President

James S. Koenig                 51           Director

Gary Armitage                   54           Director

Jeffery Guidi                   48           Director

      Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Directors serve without cash compensation and without other fixed remuneration. Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors. Biographical resumes of each officer and director are set forth below.

      William F. Webster. William Webster is the President and Secretary, and a director and shareholder, of the Manager. Prior to joining Lakeside, Mr. Webster was an attorney in solo practice in Sacramento, California, where he represented privately held businesses and publicly held corporations in the areas of securities and corporate finance, mergers and acquisitions, and entity formation and reorganization. Mr. Webster has represented AREI (described below) and related entities for the past six years, serving as general corporate counsel and securities counsel, and representing AREI in all of its various real estate financing activities. Prior to becoming a solo practitioner in 1996, Mr. Webster worked as an associate at the Sacramento law firm of Weintraub Genshlea Chediak & Sproul.

      Placido H. Canta. Placido H. Canta is the chief financial officer of the Manager. As such, he is responsible for internal and administrative controls, and overseeing the accounting and finance functions of the company. Mr. Canta holds a BS Degree in Business Administration from the University of the East and is a CPA. Since working for one of the "big four" accounting firms (Deloitte & Touche), he has worked for companies in various industries such as banking, real estate and construction, advertising and health care.

      Richard A. Nelson. Richard Nelson is a Vice President of the Manager. In this capacity, Mr. Nelson assists Lakeside in its lending activity. Since 1995, Mr. Nelson has been the owner of Western Construction Lending Company, which specializes in wholesale home construction loans. In the past three years Mr. Nelson's company has loaned over $21,000,000, with average loan size of $276,000. Mr. Nelson is a licensed real estate broker, and is also an officer and broker of AREI. Prior to forming Western Construction Lending Company, Mr. Nelson served as Chief Financial Officer and broker of Speiro Corporation, d/b/a/ Sterling Mortgage Co., which specialized in conversion of mobile home parks to private ownership.

      James S. Koenig. James S. Koenig is a director and shareholder of the Manager. Mr. Koenig is also the sole shareholder and director of Asset Real
Estate & Investment Company ("AREI"). AREI is in the business of owning and developing real property, and arranging for financing for real property ownership and development. In the above capacities, Mr. Koenig directs and oversees the operations of AREI, which include the raising of capital for real estate ownership and development through private offerings of debt and equity securities. Prior to his involvement with AREI, Jim served as president of AMC, a division of Discovery Mortgage Company, a mortgage banking company, and as president of Ashland Mortgage Company, another wholesale mortgage banking company. Mr. Koenig's experience prior to this has been in mortgage lending and mortgage-backed securities with companies such as Danville Financial Group, Echelon Mortgage Acceptance Company, and Commonwealth Mortgage Corporation.

      Gary Armitage. Gary Armitage is a director and shareholder of the Manager. Mr. Armitage is currently a principal of AGA Financial, which is a financial planning company and securities broker. Mr. Armitage has held this position since 1996. AGA Financial is an agent of ePlanning Securities, a registered broker-dealer. AGA Financial, as well as ePlanning's other agents, are among those brokers facilitating the sale of Units for the Company. In facilitating the sale of units, brokers such as Mr. Armitage and other salespersons acting as agents of ePlanning introduce and describe the Company and the Units to prospective investors, furnish the prospective investors with the necessary disclosure documents prepared by the Company including the Offering Circular, and assist prospective investors in completing and returning Subscription Agreements prepared by the Company. Pursuant to the Broker/Dealer Agreement currently in place between the Company and ePlanning Securities (attached hereto as Exhibit 6.1), agents for ePlanning (such as Mr. Armitage) may select from two different plans with respect to their commission for the sale of Units: (i) agents may receive a 6% commission for the sale of Units; of (ii) agents may receive a 4% commission, plus a 0.5% annual trailer based on amounts remaining invested with the Company. Under each plan, ePlanning receives and additional 0.5% payment. Prior to his involvement with AGA Financial, Mr. Armitage worked as an insurance agent for Equitable Life Insurance Company.

      Jeffery Guidi. Mr. Guidi is a director and shareholder of the Manager. Mr. Guidi is currently a principal of AGA Financial, which is a financial planning company and securities broker. Mr. Guidi has held this position since 1996. AGA Financial is an agent of ePlanning Securities, a registered broker-dealer. AGA Financial, as well as ePlanning's other agents, are among those brokers facilitating the sale of Units for the Company. In facilitating the sale of units, brokers such as Mr. Guidi and other salespersons acting as agents of ePlanning introduce and describe the Company and the Units to prospective investors, furnish the prospective investors with the necessary disclosure documents prepared by the Company including the Offering Circular, and assist prospective investors in completing and returning Subscription Agreements prepared by the Company. Pursuant to the Broker/Dealer Agreement currently in place between the Company and ePlanning Securities (attached hereto as Exhibit 6.1), agents for ePlanning (such as Mr. Guidi) may select from two different plans with respect to their commission for the sale of Units: (i) agents may receive a 6% commission for the sale of Units; of (ii) agents may receive a 4% commission, plus a 0.5% annual trailer based on amounts remaining invested with the Company. Under each plan, ePlanning receives and additional 0.5% payment. Prior to his involvement with AGA Financial, Mr. Guidi worked as a financial planner for EQ Financial Consultants, Inc. Prior to that, Mr. Guidi worked in the mortgage lending division of First Nationwide Bank.

ITEM 4. REMUNERATION OF DIRECTORS AND OFFICERS
        (FORM 1-A MODEL B ITEM 9)

      (a) The Company, as a limited liability company, has no officers and directors. All management powers are vested in the Manager, which is a California corporation. The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who are officers or directors of the Manager for the past fiscal year which ended on December 31, 2003.

Name of                 Capacities in which          Aggregate
Individual or Group     Remuneration was received    Remuneration
-------------------     -------------------------    ------------

William F. Webster(1)     Officer and Director       $200,000.00
                                                     (salary + bonus)

Placido Canta(2)          Officer                    $  20,000.00
                                                     (employment began 10/6/03)

      1. Mr. Webster was entitled to receive a salary of $150,000.00, and a performance bonus of $50,000.00, and he received these amounts, in the year ended December 31, 2003. Mr. Webster was also entitled to receive: (i) a bonus in the amount of 5.0% of the net income of the Manager, but received nothing because the Manager had a net loss for the year ended December 31, 2003; and
(ii) shares of common stock in the Manager equal to 2% of the outstanding shares of the Manager, pursuant to which Mr. Webster was issued 4,082 shares of common stock in early 2004.

      2. Mr. Canta was entitled to receive a salary of $80,000.00, which he received from the time his employment commenced on October 6, 2003 until the year ended on December 31, 2003. Mr. Canta was also entitled to receive a bonus in the amount of 2.0% of the net income of the Manager, but received nothing because the Manager had a net loss for the year ended December 31, 2003.


ITEM 5. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS (FORM 1-A MODEL B ITEM 10)

      (a) The Company, as a limited liability company, has no officers or directors, with all of the management powers being vested in the Manager. No persons owns 10% or more of the Company's outstanding securities.

      All of the outstanding voting securities of the Manager are held by the persons set forth below, all of whom are directors and/or officers of the Manager.

Name and Address                                Number of       Percentage of
of Owner                     Title of Class     Shares Owned    Class
--------                     --------------     ------------    -----

James S. Koenig              Common Stock        100,000           49.0%
8538 Upland Court
Redding, CA 96001

Gary Armitage                Common Stock         50,000           24.5%
4030 Old Barn Road
Healdsburg, CA

Jeffery Guidi                Common Stock         50,000           24.5%
264 Boas Drive
Santa Rosa, CA

William F. Webster           Common Stock          4,082            2.0%
1905 Juarez Lane
Redding, CA 96003

All Officers and Directors   Common Stock        204,082         100.00%
As a Group(4 persons)


      (b) No other persons holds or shares the power to vote the securities described in subsection (a). No person holds or shares power to vote 10% or more of the Company's voting securities. No person holds or shares power to vote 10% or more of the Manager's securities other than those described in subsection
(a).

      (c) Neither the Company nor the Manager currently has any non-voting securities outstanding.

      (d) Neither the Company nor the Manager currently has any options, warrants or rights outstanding.

      (e) Neither the Company nor the Manager has parents.


ITEM 6. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
        (FORM 1-A MODEL B ITEM 11)

      Pursuant to the terms of the Company's Operating Agreement, and the terms of the offering of Membership Interests by the Company, the Company may make or invest in loans to affiliates of the Manager, provided that:

      (a) the aggregate principal amount of all related party loans at any time shall not exceed 20% of total Company assets at any time;

      (b) the terms and conditions of any related party loan shall be consistent with the lending standards and policies of the Company a for similar loan to an unaffiliated borrower; and

      (c) the Manager shall purchase (or cause to be purchased) from the Company, without discount, any related party loan in which any material event of default has occurred and is continuing for at least thirty (30) days.

      The Company currently has two investments with affiliated entities, in the amounts of $305,000.00 and $177,000.00, constituting 16.25% of the total of Company assets as of June 30, 2004. These two investments were made in the normal course of the Company's business, were subjected to the Company's normal underwriting process, were made on the Company's standard terms for such investments, and do not appear to represent an unusual risk. One investment
($305,000.00) is an undivided interest in a promissory note, the proceeds or which are distributed among five different limited liability companies of which James S. Koenig, Gary Armitage, and Jeffery Guidi, directly or indirectly, are members. The promissory note is secured by mortgages on five different assisted living facilities located in North Carolina, South Carolina and Virginia. The other investment ($177.00.00) is a loan to an affiliated entity, used for the purchase of real property, which is secured by a second deed of trust on real property owned by the borrower.

ITEM 7. SECURITIES BEING REGISTERED
        (FORM 1-A MODEL B ITEM 12)

      The securities being registered are Membership Interests in the Company. These are equity interests in the Company, with the holders of Membership Interests being the owners of the Company. The percentage of total equity held by a Member is that Member's Percentage Interest. The Company is offering its Membership Interests in the form of Units of Membership Interest, with the purchase price being $100.00 per Unit. The rights and duties of Members are set forth in the Company's Operating Agreement.

      The following is a summary of the Operating Agreement for the Company, which is dated as of February 24, 2003, and is qualified in its entirety by the terms of the Operating Agreement itself, which is attached to this Registration Statement as Exhibit No. 3.

      Rights and Liabilities of Members. The rights, duties and powers of Members are governed by the Operating Agreement and Chapter 3, Title 2.5 of the California Corporations Code (the "Act") and the discussion herein of such rights, duties and powers is qualified in its entirety by reference to such Agreement and Act. Members in the Company are liable only to the extent of their agreed upon capital contributions, i.e. the price paid for the Membership Interest. Members may be liable for any return of capital, plus interest if necessary to discharge liabilities existing at the time of such return. Any cash distributed to Members may constitute, wholly or in part, return of capital.

      Members have no control over the management of the Company except that the approval of Members representing a majority of the outstanding Membership Interests is required for any of the following matters: (i) dissolution and termination of the Company; (ii) merger or consolidation of the Company with one or more other entities; (iii) amendment of the Operating Agreement; and (iv) removal of the Manager and election of a successor manager. In addition, upon the cessation of the Manager for any reason (such as the withdrawal or resignation of the Manager), a majority in interest of the Members may elect a replacement manager to continue the business of the Company. Members representing 10% of the Membership Interests may call a meeting of the Company.

      Capital Contributions. Membership Interests in the Company are sold in Units of $100.00, with a minimum initial investment of 20 Units ($2,000.00). After the initial investment an investor may subscribe to purchase additional Units in amounts and on terms and conditions acceptable to the Manager.

      Rights, Powers and Duties of Manager. Subject to the right of the Members to vote on the matters specified above, the Manager has the power to manage the business of the Company. The Manager is not required to devote full time to Company affairs but only such time as is required for the conduct of Company business. The Manager acting alone has the power and authority to act for and bind the Company. The Manager is granted the special power of attorney of each Member for the purpose of executing the documents which the Members have expressly agreed to execute and deliver or which are required to be executed, delivered and/or filed under applicable law.

      Profits and Losses. Profits and losses of the Company accrued during any calendar month are allocated as of the last day of such calendar month to the Members in accordance with their respective Percentage Interests as of the first day of such month, or, if any Units are purchased following the first day of such month, then the profits and losses allocable to the Members for such month will be allocated in proportion to the number of days during such month that each Member held a capital account in the Company. Upon transfer of Units (as permitted under the Operating Agreement and applicable law), profit and loss will be allocated to the transferee beginning with the next succeeding calendar month.

      Cash Distributions. Each Member elects whether to receive monthly cash distributions from the Company or to allow his or her earnings to be reinvested into the Company. A Member may change an election with sixty (60) days' prior written notice. Members who reinvest will be credited with an increasingly larger Membership Interest as their capital accounts increase over time. Cash available for distribution will be determined by computing the net income during the calendar month on the accrual basis and in accordance with generally accepted accounting principles.

      Promptly after the end of each calendar month, the Company distributes to Members receiving monthly distributions an amount of cash equal to their proportionate share of the Company's accrued net income during such month. Accrued net income means the excess of accrued income from operations and investment of, or the sale or refinancing or other disposition of, Company assets during such calendar month over the accrued operating expenses of the Company during such month, including any adjustments for bad debt reserves or deductions as the Manager may deem appropriate, all determined in accordance with generally accepted accounting principles. Cash available for distribution is distributed only to those Members who elect to receive such distributions in an amount equal to their respective allocable shares of Company profits during such month, and the balance of Company income is credited to the capital accounts of Members who have elected to reinvest earnings.

      Meetings. The Manager, or Members representing ten percent (10%) of the outstanding Membership Interests, may call a meeting of the Members of the Company. Unless the notice otherwise specifies, all meetings will be held at the office of the Company. Members may vote in person or by proxy at the Company meeting. A majority of the Membership Interests constitutes a quorum at Company meetings.

      Accounting and Reports. The Company furnishes to the Members an annual report of the Company's operations, which may (but currently is not required to) be audited by an independent accounting firm. Within six months of the close of the year covered by the report, a copy or condensed version will be furnished to the Members. The Members will also be furnished such detailed information as is reasonably necessary to enable them to complete their own tax returns within 90 days after the end of the year. Any Members may inspect the books and records of the Company at all reasonable times and upon reasonable prior notice to the Manager.

      Amendment of the Agreement. The Operating Agreement may be amended by the Manager alone (with respect to certain matters), or upon the vote of Members holding a majority of the outstanding Membership Interests.

      Withdrawal from the Company. A Member has no right to withdraw from the Company for at least twelve (12) months after the date such Units are purchased. After twelve (12) months, Members may withdraw all or part of their capital accounts from the Company by giving at least sixty (60) days prior written notice to the Manager. The amount that a withdrawing Member will receive from the Company is based on the withdrawing Member's capital account. A Member's capital account balance is calculated by adding the Member's initial investment, plus any additional investments, plus any reinvested (compounded) earnings, plus any undistributed earnings, minus the Members proportionate share of the Company's capitalized costs (which consist of expenses incurred in connection with the raising of capital). A capital account is an amount calculated for tax and accounting purposes, and may be greater than or less than the fair market value of such investor's Membership Interest in the Company. The fair market value of a Member's interest in the Company will generally be irrelevant in determining amounts to be paid upon withdrawal, except to the extent that the current fair market value of the Company's loan portfolio is realized by sales of existing loans (which sales are not required to be made). The Company will not establish a reserve from which to fund withdrawals and, accordingly, the Company's capacity to return a Member's capital account is restricted to the availability of Company cash flow.

      The Manager will not liquidate (and Members will not be entitled to withdraw), within any single calendar year, more than ten percent (10%) of the total Company capital accounts outstanding at the beginning of such calendar year. Unless otherwise waived by the Manager, any withdrawals requested by a Member and disbursed by the Company within the three-year period following the first year (i.e., four years after the date such Member's Units are purchased) shall be reduced by the following amounts as a penalty for early withdrawal from the Company: (i) three percent (3%) of any amount disbursed in the year following the expiration of the first year; (ii) two percent (2%) of any amount disbursed in the second year following the expiration of the first year; and
(iii) one percent (1%) of any amount disbursed in the third year following the expiration of the first year.

      Upon dissolution and termination of the Company, a five-year winding-up period is provided for liquidating the Company's loan portfolio and distributing cash to Members. The Company could suffer reduced earnings (or losses) if a substantial portion of its loan portfolio remains and must be liquidated quickly at the end of such winding-up period. Members who complete a withdrawal from the Company prior to any such liquidation will not be exposed to this risk. Conversely, if prevailing interest rates have declined at a time when the loan portfolio must be liquidated, unanticipated profits could be realized by those Members who remain in the Company until its termination.

      Limitations on Transferability. The Operating Agreement places substantial limitations upon transferability of membership interests. Any transferee (including a donee) must be a person or entity which would have been qualified to purchase a Unit in this offering and a transferee may not become a substituted Member without the consent of the Manager. A transferee who does not become a substituted Member will own an economic interest which entitles him or her only to the share of income or return of capital to which the transferor would be entitled. Economic interest holders will have no voting or inspection rights.

      In addition to the restrictions imposed by the Operating Agreement, additional restrictions are imposed by applicable securities laws. Under the Securities Act of 1933, as amended, the exemption from registration relied on by the Company is the intrastate exemption provided by Section 3(a)(11). Rule 147 promulgated under that section requires that no resales may be made to residents outside of California until nine months after the last sale of Units by the Company. Additionally such resales may require the prior written consent of the California Commissioner of Corporations.

      Term of Company. The Company will continue indefinitely until dissolved and terminated by vote of Members holding a majority of the outstanding membership interests with the concurrence of the Manager.

      Winding Up. Upon dissolution of the Company, the Manager will wind up the Company's affairs as follows: (i) no new loans will be made or purchased; and
(ii) the Manager or its successor will liquidate the Company's remaining assets as promptly as is consistent with obtaining the current fair value thereof, either by sale to third parties or by collecting loan payments under the terms of the loan. All funds received by the Company shall be applied and promptly distributed in accordance with the Act and the Operating Agreement.

      In the event the Company dissolves at a time when there are outstanding unfulfilled withdrawal requests, such withdrawal requests will be of no further force or effect and all Members will thereafter be entitled to receive their pro rata portion of all remaining liquidating distributions of the Company in accordance with their respective outstanding capital account balances.

      Merger with Other Business Entities. The Manager, upon the prior written consent of a majority interest of the Members, will have the right to merge the Company with one or more other business entities (of which the Manager may be a sponsor or co-sponsor).

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a) Market Information. There is no established trading market for the Company's Membership Interests, and it is not anticipated that any such trading market will develop. There are no outstanding options, warrants or convertible securities.

(b) Holders. The Company has 115 Members as of June 30, 2004.

(c) Dividends. The Company pays cash distributions to Members on a monthly basis. Members elect whether to receive monthly cash distributions from the Company, or to allow their earnings to be reinvested into the Company.

      Promptly after the end of each calendar month, the Company distributes to Members receiving monthly distributions an amount of cash determined by their Percentage Interest. The aggregate amount available for distribution is the excess of accrued income from operations and investment of, or the sale or refinancing or other disposition of, Company assets during such calendar month over the accrued operating expenses of the Company during such month, including any adjustments for bad debt reserves or deductions as the Manager may deem appropriate, all determined in accordance with generally accepted accounting principles. Cash available for distribution is distributed only to those Members who elect to receive such distributions in an amount equal to their respective allocable shares of Company profits during such month, and the balance of Company income is credited to the capital accounts of Members who elected to reinvest earnings.


ITEM 2. LEGAL PROCEEDINGS

      There are no legal proceedings to which the Company is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      The Company's principal accountant is Nicholson & Olson of Roseville, California. There have been no disagreements between the Company's management and the Company's accountant.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      Beginning on February 24, 2003, the Company began offering its Units of Membership Interest in an intrastate offering, under a permit issued by the California Department of Corporations. As of June 30, 2004, the Company has sold 27,286.64 Units, to 115 investors, for a total purchase price of $2,728,664.21.

      The Units were sold with the assistance of a registered broker-dealer, ePlanning Securities, Inc., to whom the company paid the following commissions:
(a) prior to March 1, 2004, the Company paid a commission of 3.5% of the sales price, with a 0.5% annual trailer to the selling agent; and (b) after March 1, 2004, the Company paid commissions based on one of two plans selected by the selling agent: (i) 6.5% of the sales price, or (ii) 4.5% of the sales price, with a 0.5% annual trailer to the selling agent.

      All Units have been sold pursuant to the exemption from registration under applicable federal securities laws provided by Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147 promulgated thereunder. This exemption is available because Units are sold only to persons resident in the State of California, the Company is resident in the State of California, and all other elements of Rule 147 are complied with by the Company in connection with the sales of Units.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Operating Agreement of the Company (attached hereto as Exhibit No. 3) contains a provision (Section 3.04) addressing the liability and indemnification of the Manager. That section provides that the Manager, and persons affiliated with the Manager, will have no liability for any loss suffered by the Company "so long as the Manager or such other Person, in good faith, determined that such course of conduct was in the best interests of the Company and did not constitute fraud, bad faith or willful misconduct." Further, the Manager, and persons affiliated with the Manager, are entitled to be indemnified and held harmless by the Company with respect to losses and expenses resulting from claims and legal proceedings relating to Company activities "so long as the party to be indemnified determined in good faith that such course was in the best interests of the Company and did not constitute fraud, bad faith or willful misconduct."

      Under California law, the fiduciary duties of a manager to a limited liability company and to its members are those of a partner to a partnership and to the partners of the partnership. Accordingly, a manager is accountable to a limited liability company as a fiduciary, which means that a manager has duties of good faith and loyalty with respect to company affairs. This fiduciary duty is in addition to those other duties and obligations of, and limitations on, the Manager which are set forth in the Operating Agreement.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Manager and
Members of Lakeside Mortgage Fund, LLC

We have audited the accompanying balance sheet of Lakeside Mortgage Fund, LLC (a California limited liability company) as of December 31, 2003, and the related statements of operations, members' equity and cash flows for the period from September 26, 2003 (inception date) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lakeside Mortgage Fund, LLC (a California limited liability company) as of December 31, 2003, and the results of its operations and its cash flows for the period from September 26, 2003 (inception date) to December 31, 2003 in conformity with U.S. generally accepted accounting principles.


/s/ Nicholson & Olson LLP
-------------------------

Roseville, California
June 9, 2004

LAKESIDE
FINANCIAL GROUP, INC.
--------------------------------------------------------------------------------
               443 Redcliff Drive,
               Suite 100
               Redding, CA 96002
               Ph.  (530) 226--5850
               Fax (530) 226--5853



                              FINANCIAL STATEMENTS



                           Lakeside Mortgage Fund, LLC
                    (A California Limited Liability Company)





                                December 31, 2003

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                                  BALANCE SHEET
                               DECEMBER 31, 2003


                                     ASSETS


      Cash and cash items                                                   $  481,554
      Loan interest reserve (restricted)                                         6,904
      Accrued interest receivable                                                1,837
      Participating note receivable from related party (Notes 3, 4 and 5)      175,000
      Loans secured by trust deeds  (Notes 3 and 5)                            380,000
                                                                            ----------


TOTAL ASSETS                                                                $1,045,295
                                                                            ==========


                         LIABILITIES AND MEMBERS' EQUITY


      Accounts payable                                                      $      599
      Due to related party - Manager                                            25,000
      Uninvested subscriptions                                                 171,354
      Deferred interest on loans secured by trust deeds                          6,904
                                                                            ----------

Total liabilities                                                              203,857
                                                                            ----------


Members' Equity (Note 4)
      Members'  contributions, net                                             836,080
      Retained earnings                                                          5,358
                                                                            ----------


      Total Members' equity                                                    841,438
                                                                            ----------


TOTAL LIABILITIES AND MEMBERS' EQUITY                                       $1,045,295
                                                                            ==========

See accompanying notes

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                             STATEMENT OF OPERATIONS
  FOR THE PERIOD FROM SEPTEMBER 26, 2003 (INCEPTION DATE) TO DECEMBER 31, 2003


Revenues
      Interest  income                          $10,273
                                                -------

      Total revenues                             10,273
                                                -------


Expenses
      Bank charges                                    9
                                                -------

      Total expenses                                  9
                                                -------

Net Income                                      $10,264
                                                =======

See accompanying notes

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          STATEMENT OF MEMBERS' EQUITY

  FOR THE PERIOD FROM SEPTEMBER 26, 2003 (INCEPTION DATE) TO DECEMBER 31, 2003


                                                         Members'          Retained
                                                         Contributions     Earnings       Total
                                                         -------------     --------       -----

Members' equity, September 26, 2003 (Inception Date)     $       --     $       --     $       --

       Contributions, net                                   833,099                       833,099
       Reinvestment of members' share of net income           2,981                         2,981
       Net income                                                           10,264         10,264
       Cash distribution                                                    (4,906)        (4,906)
                                                         ----------     ----------     ----------

Members' equity, December 31, 2003                       $  836,080     $    5,358     $  841,438
                                                         ==========     ==========     ==========

See accompanying notes

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                             STATEMENT OF CASH FLOWS
  FOR THE PERIOD FROM SEPTEMBER 26, 2003 (INCEPTION DATE) TO DECEMBER 31, 2003


Cash Flows  from Operating Activities:
        Net income from operations                                                 $    10,264
        Adjustments to reconcile net income to net cash provided by operations:
               Accrued interest receivable                                              (1,837)
               Loan interest reserve (restricted)                                       (6,904)
               Accounts payable                                                            599
               Due to related party - Manager                                           25,000
               Deferred interest on loans secured by trust deeds                         6,904
                                                                                   -----------

               Net cash provided by operating activities                                34,026
                                                                                   -----------


Cash Flows from Investing Activities:
        Purchase of interest in participating note receivable from related party      (175,000)
        Investment in loans secured by trust deeds                                    (380,000)
                                                                                   -----------

               Net cash used in investing activities                                  (555,000)
                                                                                   -----------


Cash Flows from Financing Activities:
        Uninvested subscriptions                                                       171,354
        Members' contributions, net                                                    836,080
        Distributions to members                                                        (4,906)
                                                                                   -----------

               Net cash provided by financing activities                             1,002,528
                                                                                   -----------


Net Change in Cash and Cash Items                                                      481,554

Cash and Cash Items, Beginning of Period                                                    --
                                                                                   -----------

Cash and Cash Items, End of Period                                                 $   481,554
                                                                                   ===========

See accompanying notes

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


Note  1 - Organization and Description of Business

Lakeside Mortgage Fund, LLC (the "Fund"), a California limited liability company was formed on December 4, 2002 under the California Beverly-Killea Limited Liability Company Act (the "Act") to conduct any lawful business for which a limited liability company may be organized under the Act, including investment of the Fund's cash and making or investing in notes, mortgages and loans to members of the general public secured by deeds of trust on real estate properties located primarily in the State of California.

The Fund will continue to operate indefinitely until dissolved and terminated by vote of Members holding a majority of the outstanding membership interests, with the concurrence of the Fund Manager.

The Fund began operations on September 26, 2003; hence no comparative prior period financial information is presented in the attached financial statements. Fiscal year 2003 is the first year during which the Fund is considered an operating company. Prior to September 26, 2003, the Company had been in the development stage. The fiscal year of the Fund ends on December 31.

The Fund's operation plan is to continue to seek investors and use those proceeds to fund suitable loans consistent with Fund's lending criteria. Management believes qualified investors will continue to invest in the Fund so that the Fund will continue to raise capital from such investors, and invest such capital in commercial mortgage loans.

The Manager of the Fund is Lakeside Financial Group, Inc. ("Lakeside"), a California corporation formed for the purpose of managing the Fund. Lakeside was incorporated in August 2002 and began doing business in November 2002. Lakeside is not a Member of the Fund, and is owned by shareholders who are not members of the Fund.

The profit or loss of the Fund is allocated to the Members in proportion to their respective Percentage Interest. The Manager is required to allocate to the Members all profits and losses realized by the Fund during the month as of the close of business on the last day of each calendar month, in accordance with their respective Percentage Interests and in proportion to the number of days during the calendar month that they owned the interests.

Cash available for distribution will be the equivalent of net income during the calendar month using the accrual method of accounting and in accordance with US generally accepted accounting principles. Monthly, the Fund will provide statements of account to Members and distribute or reinvest amounts equal to the Members' proportionate share of the Fund's accrued net income during such month. Accrued net income means the excess of accrued income from operations and investment of, or sale or refinancing or other disposition of, Fund assets during such calendar month over the accrued operating expenses of the Fund during such month, including any adjustments for bad debt reserves, accrued Fund's operating expenses or other reserves for expenses and losses as the Manager may deem appropriate or for which the Manager believes it to be in the best interests of the Fund, all determined in accordance with generally accepted accounting principles. The Manager is required to allocate funds only to the extent that funds are available. Cash available for distributions in an amount equal to their respective allocable shares of Fund net profits during such month, and the balance of Fund net income will be credited to the capital accounts of Members who elected to compound earnings.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

Fund Members are allowed to withdraw from the Fund and receive a return of the amount in their capital accounts only after 12 months from the date of admission into the fund ("Holding Period"). After the Holding Period, Members may withdraw and receive a return of their capital accounts subject to the availability of cash in the Fund, and subject to the following penalties for early withdrawal pursuant to the terms of the Operating Agreement: (i) 3% of withdrawal amount within the first year following the holding period; (ii) 2% of withdrawal amount within the second year following the holding period; and (iii) 1% of withdrawal amount within the third year following the holding period.

The Manager is entitled to receive certain fees, compensation and expense reimbursements from the Fund. The Manager is entitled to receive from the Fund an Asset Management Fee, payable monthly, in a maximum amount of 2.75% of the gross assets under management per year (0.229% per month). The Manager is also entitled to receive a Note Servicing Fee, payable monthly, in a maximum amount of 0.25% of the total unpaid principal balances of loans serviced (0.02% per month). The Manager may waive these fees (and did waive these fees in 2003) in order to improve the return to investor Members. The Manager is also entitled to receive reimbursement from the Fund for organizational, syndication and other operating expenses incurred on behalf of the Fund, including out-of-pocket general and administrative expenses of the Fund related to the offering of membership interests, accounting and audit fees, legal fees and expenses, postage and other expenses related to the preparation of reports to Members.

The Manager receives other fees from third parties as compensation to the Manager for acting as broker in arranging loans from the Fund. These fees (which are not paid by the Fund, but rather by third party borrowers) are determined on a case-by-case basis, are generally 3% to 5% of the loan amount, and generally consist of brokerage, origination, renewal and/or processing fees.


Note  2 - Summary of Significant Accounting Policies

(a) Basis of Accounting The financial statements of the organization have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

(b) Estimates and Assumptions The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

(c)   Revenue  Recognition   Interest  is  recognized  as  revenue  when  earned
      according to the contractual terms of the loan and in accordance with generally accepted accounting principles.

(d) Income Taxes The Fund is treated as a partnership for federal and California income tax purposes. Consequently, all tax effects of the Fund's income or loss are passed through to the Members individually, and no federal or California income taxes are provided for in the financial statements of the Fund. The Fund pays an annual California tax of $800 and an annual California LLC fee based upon its annual gross receipts.

(e) Cash and Cash Equivalents For purposes of the statements of cash flows, cash and cash equivalents include interest-bearing and non interest-bearing bank deposits, money market accounts and commercial paper with original maturities of three months or less.

(f) Loans Secured by Trust Deeds Loans secured by trust deeds are recorded at cost. To date, no loans had been purchased from outside third party issuers of loans; all loans have been originated by the Fund. Interest is recognized as revenue when earned according to the contractual terms of the loan. The Fund loans will have varying terms at the discretion of the Manager. Construction loans will generally have a term of between one and five years and will provide for monthly payments of interest only with a "balloon payment" at the end of the term. Other Fund loans may have a longer amortization schedule and may be fully amortizing, i.e. original principal amount of the loan will be repaid in equal monthly installments of principal and interest over the term. In such cases, the Fund will recognize income using the effective interest method of accounting in accordance with generally accepted accounting principles. The Fund will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Fund will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of principal or interest is 90 days past due, and a specific reserve is recorded. Cash receipts will be allocated to interest income, except when such payments are specifically designated as principal reduction or when management does not believe the Fund's investment in the loan is fully recoverable.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

      As of December 31, 2003, no loan was in default or on delinquent status.

(g) Allowance for Loan Losses The allowance for loan losses will be established as losses are estimated to have occurred through a provision for loan losses that will be charged to earnings. Loan losses will be charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, will be credited to allowance. The allowance for loan losses will be evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the underlying collateral.

      As of December 31, 2003, management believes that no allowance for loan losses was necessary.

(h) Interest Reserve Account The Fund often requires borrowers to set up interest reserve accounts from which monthly payments of interest are made. The interest reserve is deposited into a separate bank account in the name of the Fund, designated specifically as interest reserve on loan/s issued by the Fund. At the end of the month, the Fund draws the calculated monthly interest on outstanding loans from the interest reserve account and transfers such amount into the general operating account of the Fund as part of the distributable fund available for monthly disbursement to the members. The equivalent unearned amount is recorded as a Deferred Interest Reserve Account in the liabilities section of the balance sheet. As of December 31, 2003, the interest reserve and deferred interest reserve accounts carried a balance amounting to $6,904.

(i)   Contra-Equity  Accounts:   Offering  Costs  and  Commissions  Incurred  in
      Connection with Raising of Capital Syndication costs incurred in connection with the raising of capital by offering units of membership interest in the Fund are being treated as a reduction of paid in capital.

(j) Organization Costs All costs including registration and legal fees incurred in connection with the setting up and incorporating of the Fund have been expensed and have been borne by the Manager.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

(k) Subscription Account Upon receipt of the funds from prospective investors subscribing to purchase membership interests, those funds are deposited into a Subscription Account. The funds are held, in the Manager's discretion up to a maximum of 60 days, until needed by the Fund for a loan or other purpose. The funds are then contributed to the capital of the Fund in exchange for a Membership Interest. The Manager may hold funds in the Subscription Account for longer than 60 days only upon the written consent of the subscriber.

      As of December 31, 2003, the uninvested funds in the Subscription Account amounted to $ 171,354.

(l)   New Accounting Pronouncements

      SFAS 149

      In April 2003, the FASB issued Statement No. 149, "amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The standard is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have any impact on our financial position or results of operations.

      SFAS 150

      In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. SFAS 150 did not have a material impact on our financial position or results of operations.

      Interpretation No. 46

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation 46") which was then revised in December 2003. Interpretation 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities

(l)   New Accounting Pronouncements (continued)

      in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The recognition and measurement provisions of Interpretation 46 are effective for newly created variable interest entities formed after January 31, 2003, and for existing variable interest entities, on the first interim or annual reporting period beginning after March 31, 2004. The adoption of FIN 46 did not impact our financial position or results of operations.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

      SOP 03-3

      In October 2003, the AICPA issued SOP 03-3 Accounting for Loans or Certain Debt Securities Acquired in a Transfer. SOP 03-3 applies to a loan with the evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable at acquisition, that the Partnership will be unable to collect all contractually required payments receivable. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. We do not expect SOP 03-3 to have a material impact on our financial position or results of operations.

      EITF 00-21

      Emerging Issue Task Force 00-21 ("EITF 00-21"), Accounting for Revenue Arrangements with Multiple Deliverables, issued during the fourth quarter of 2003, provides guidance on revenue recognition for revenues derived from a single contract that contains multiple products or services. EITF 00-21 also provides additional requirements to determine when these revenues may be recorded separately for accounting purposes. EITF 00-21 did not impact our financial statements.

      SAB 104

      In December 2003, the SEC issued Staff Accounting Bulletin No. 104 ("SAB 104"), Revenue Recognition, which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21. SAB 104 did not impact our financial statements.

Note 3 - Loans Secured by Trust Deeds

At December 31, 2003, the Fund held the following types of mortgages:


      Commercial loan                    $ 175,000
      Construction loan                          0
      Unimproved land                      380,000
      Residential loan                           0
               Total                     $ 555,000
                                         =========

      1st Mortgages                      $ 380,000
      2nd Mortgages                        175,000
      3rd Mortgages                              0
               Total                     $ 555,000
                                         =========


Scheduled maturities of loans secured by trust deeds as of December 31, 2003 and the interest sensitivity of such loans is as follows:

                                           Fixed
                                          Interest
                                            Rate
                                         ----------
         Year Ending December 31:
         2003                                    0
         2004                            $ 380,000
         2005                                    0
         2006                             175,000
         2007                                    0
                                         ---------

         Total                           $ 555,000
                                         =========

The Fund has no variable interest rate loans at December 31, 2003.

At  December   31,  2003,   the  Fund's  loans   secured  by  trust  deeds  were
collateralized by properties located in Northern California (68%) and North Carolina (19%).

As of December 31, 2003, the Fund's loan portfolio consisted of two (2) real estate loans. One loan is $ 380,000.00, secured by a first deed of trust; and bears interest at 10.90% per annum and matures on November 1, 2004, at which time the entire principal amount will be due and payable. The borrower was required to set up an interest reserve account in the name of the Fund to cover the interest income throughout the duration of the loan. The loan due date has been extended twice.

The other loan is an investment in 2003 Combined Note Participation amounting to $175,000 and maturing at various dates from September 2006 through December 2006. Interest is payable monthly at 12% per annum. This is a loan with an affiliated entity - see Note 4 for related party discussion.

Note 4 - Related Party Transactions

Loans  Secured by Trust Deeds

The Fund may invest up to 20% of its total assets in loans to affiliated entities. On December 31, 2003, the Fund had one loan with an affiliated entity That loan is a participation interest in five separate promissory notes. The loan is carried at cost. This loan anticipates earning a 12% interest rate and will be repaid between various dates ranging from September 21, 2006 to December 21, 2006., at which time the amount of the loan will be returned to the Fund. The life of the loan may be extended up to two years pursuant to an extension option in the notes. The loan does have an option for early withdrawal.. For the year ended December 31, 2003, the Fund recognized $1,575 of interest income on this investment.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

As noted, the Fund is limited in its investments with affiliated entities to a maximum of 20% of its total assets, as defined. As of December 31, 2003, the Fund is in compliance with this restriction.

Subsequent to December 31, 2003, the Fund purchased additional participation interest of another $130,000 in this loan and remains in compliance with limitation in investments with affiliated entities.

Reimbursed Expenses

The Manager received a reimbursement of $50,000 during the year for costs incurred in connection with the offering of units of membership interest in the Fund. The expenses consisted of labor and material costs relating to the development, design and printing of the Fund's Offering Circular and the registration of the offering with the California Department of Corporations, legal services, and other costs relating to the offering. These costs are recorded as contra equity.

The Fund also paid commissions to securities brokers in connection with the sale of membership interests by the Fund. The commission rate is 3.50% of the gross sales proceeds from the sale of units of the Fund. The total amount of brokers commissions paid during the year was $32,936. These costs are recorded as contra equity under the heading "Costs incurred in raising capital".

The Manager waived the management and servicing fees it was entitled to receive from the Fund during 2003.

Borrower's Costs

The Manager acts as loan broker in the initial placement of the Fund loans and performs loan servicing function as well. The Manager is compensated by the Fund for such loan servicing activities and is compensated by the borrower for the initial placement of the loans. The Fund does not incur "Incremental Direct Costs" as defined in FASB's SFAS # 91. These are costs to originate loans that result directly from and are essential to the lending transaction and would not have been incurred by the Fund had the lending transaction not incurred. The Manager of the Fund incurs these types of costs; consequently the Manager is entitled to receive certain fees for its services such as loan brokerage commissions, loan processing and documentation fees, loan servicing and asset management fees and reimbursement of other expenses of the Manager. None of these fees are paid by the borrower to the Fund directly and therefore are not included in the income and expenses of the Fund.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

Broker's Commissions on Invested Funds The Fund

has retained the services of securities broker/dealers to sell units of membership interest in the Fund. One such broker/dealer is ePlanning Securities, Inc., which is affiliated with the Manager. Certain shareholders of the Manager (who are not members of the Fund) are also shareholders and/or directors of ePlanning. ePlanning sold membership units of the Fund to its client-investors during the year amounting to $ 941,035, of which it realized a commission totaling $32,936. The brokers do not earn a commission until funds are transferred from the Subscription Account to the "Invested Funds" account, at which time the funds become contributed capital of the Fund.

Note 5 - Concentrations

Cash and Cash Items

Financial instruments that potentially subject the Fund to concentrations of credit risk consist of bank balances in excess of Federally insured amount of $100,000. At December 31, 2003, the Fund had approximately $176,095 of cash that exceeded this limit and thus was not covered by federal depository insurance. The Fund has not experienced any losses in such accounts. The Fund believes it is not exposed to any significant credit risk on cash and cash items.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

Note 6 - Regulatory Requirements

Employee Retirement Income Security Act of 1974 ("ERISA")

Some of the investors purchasing membership interests are employee benefit plans, including Individual Retirement Accounts, which are subject to ERISA. Persons making the investment decisions for such ERISA investors are deemed to be "fiduciaries" of such investors and must discharge their duties with the care, skill and prudence which a prudent man would exercise under the circumstances.

Normally an investment in an equity interest of an entity, such as a membership interest in the Fund, will be deemed a "plan asset" of the ERISA investor, but the underlying assets of the entity will not be deemed plan assets. However, if
(i) the equity interests are not publicly-offered securities, (ii) the entity is not one of several types of "operating companies" defined in ERISA regulations, and (iii) investment by ERISA investors exceeds 25% of the value of the class of equity interests, then the underlying assets of the entity may be deemed "plan assets," with the entity deemed a "fiduciary" with respect to the ERISA investors. As of December 31, 2003, ERISA investment in the Fund did not exceed 25%, therefore the assets of the Fund were not deemed "plan assets." Subsequently, ERISA investment has exceeded 25% and at those times the assets of the Fund may be deemed "plan assets."

Securities Laws

In offering the units of membership interest, the Fund is subject to applicable federal and state securities laws. On the federal level, the Fund is offering the membership interests pursuant to the exemption from registration for intrastate offerings provided by Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147 promulgated thereunder. In accordance with this exemption, the membership interests are offered only in California, the Fund restricts the amount of its assets which are located outside of California, and members are prohibited from transferring any part of their membership interests to out-of-state transferees for a period of nine (9) months.

On the state level, the Fund is offering the units of Membership Interest pursuant to a permit issued by the California Department of Corporations. The permit requires annual renewal. The original permit was issued on February 24, 2003. The permit was renewed on March 1, 2004.

As of December 31, 2003, the Fund was in compliance with all applicable federal and state securities laws. The Fund anticipates that it will continue to offer its securities in the above-described manner even after it becomes a reporting company.

LAKESIDE
FINANCIAL GROUP, INC.
--------------------------------------------------------------------------------
               443 Redcliff Drive,
               Suite 100
               Redding, CA 96002
               Ph.  (530) 226--5850
               Fax (530) 226--5853





                              FINANCIAL STATEMENTS






                           Lakeside Mortgage Fund, LLC
                    (A California Limited Liability Company)







                                 March 31, 2004

                          LAKESIDE MORTGAGE FUND, LLC
                    (A California Limited Liability Company)
                            Balance Sheet (Unaudited)
                                 March 31, 2004

                                     ASSETS

   Cash and cash items                                                     $  427,295
   Loan interest reserve (restricted)                                          20,620
   Accrued interest receivable                                                  4,397
   Participating note receivable from related party (Note 3, 4 and 5)         305,000
   Loans secured by trust deeds - others (Notes 3 and 5)                    1,211,715
                                                                           ----------

TOTAL ASSETS                                                               $1,969,027
                                                                           ==========

                         LIABILITIES AND MEMBERS' EQUITY

   Uninvested subscriptions                                                $  380,668
   Deferred interest on loans secured by trust deeds                           20,620
                                                                           ----------

Total Liabilities                                                             401,288
                                                                           ----------


Members' Equity (Note 4)
   Members' contributions, net                                              1,559,705
   Retained earnings                                                            8,034
                                                                           ----------

   Total members' equity                                                    1,567,739
                                                                           ----------

TOTAL LIABILITIES AND MEMBERS' EQUITY                                      $1,969,027
                                                                           ==========


See accompanying notes


                           LAKESIDE MORTGAGE FUND, LLC
                    (A California Limited Liability Company)
                       Statement of Operations (Unaudited)
                      For the quarter ended March 31, 2004


REVENUES
         Interest  income                                          $26,980
                                                                   -------

         Total revenues                                             26,980
                                                                   -------


EXPENSES
         Management fees (Note 4)                                    2,074
                                                                   -------

         Total expenses                                              2,074
                                                                   -------

NET INCOME                                                         $24,906
                                                                   =======


See accompanying notes

                           LAKESIDE MORTGAGE FUND, LLC
                    (A California Limited Liability Company)
                    STATEMENT OF MEMBERS' EQUITY (Unaudited)
                      For the quarter ended March 31, 2004

                                                          Members'         Retained
                                                        CONTRIBUTIONS      EARNINGS       TOTAL
MEMBERS' EQUITY, JANUARY 1, 2004                       $   836,080       $     5,358   $   841,438

    Contributions                                          762,819                         762,819
    Costs incurred in raising capital                      (51,699)                        (51,699)
    Reinvestment of members' share of net income            12,505                          12,505
    Net income                                              24,906            24,906
    Cash distribution                                      (22,230)          (22,230)
                                                       -----------       -----------   -----------

MEMBERS' EQUITY, MARCH 31, 2004                        $ 1,559,705       $     8,034   $ 1,567,739
                                                       ===========       ===========   ===========


See accompanying notes

                           LAKESIDE MORTGAGE FUND, LLC
                    (A California Limited Liability Company)
                       Statement of Cash Flows (Unaudited)
                      For the quarter ended March 31, 2004

CASH FLOWS  FROM OPERATING ACTIVITIES:
    Net income from operations                                                     $  24,906
    Adjustments to reconcile net income to net cash provided by operations:
       Accrued interest receivable                                                    (2,560)
       Loan interest reserve (restricted)                                            (13,717)
       Accounts payable                                                                 (598)
       Due to related party - Manager                                                (25,000)
       Deferred interest on loans secured by trust deeds                              13,717
                                                                                   ---------

       Net cash provided by operating activities                                      (3,252)
                                                                                   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of interest in participating note receivable from related party        (130,000)
    Investment in loans secured by trust deeds - others                             (831,715)
                                                                                   ---------

       Net cash used in investing activities                                        (961,715)
                                                                                   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Uninvested subscriptions                                                         209,313
    Members' contributions, net                                                      723,625
    Distributions to members                                                         (22,230)
                                                                                   ---------

       Net cash provided by financing activities                                     910,708
                                                                                   ---------

NET CHANGE IN CASH AND CASH ITEMS                                                    (54,259)

Cash and Cash Items, Beginning of Period                                             481,554
                                                                                   ---------

Cash and Cash Items, End of Period                                                 $ 427,295
                                                                                   =========


See accompanying notes

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                    UNAUDITED
                                 MARCH 31, 2004


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Lakeside Mortgage Fund, LLC (the "Fund"), a California limited liability company was formed on December 4, 2002 under the California Beverly-Killea Limited Liability Company Act (the "Act") to conduct any lawful business for which a limited liability company may be organized under the Act, including investment of the Fund's cash and making or investing in notes, mortgages and loans to members of the general public secured by deeds of trust on real estate properties located primarily in the State of California.

These unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information on a basis consistent with the accounting policies reflected in the audited financial statements of the Fund included in this Form 10-SB. These interim financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of a normal recurring nature) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole.

The Fund will continue to operate indefinitely until dissolved and terminated by vote of Members holding a majority of the outstanding membership interests, with the concurrence of the Fund Manager.

The Fund began operations on September 26, 2003; hence no comparative prior period financial information is presented in the attached financial statements. Fiscal year 2003 is the first year during which the Fund is considered an operating company. Prior to September 26, 2003, the Company had been in the development stage. The fiscal year of the Fund ends on December 31.

The Fund's operation plan is to continue to seek investors and use those proceeds to fund suitable loans consistent with Fund's lending criteria. Management believes qualified investors will continue to invest in the Fund so that the Fund will continue to raise capital from such investors, and invest such capital in commercial mortgage loans.

The Manager of the Fund is Lakeside Financial Group, Inc. ("Lakeside"), a California corporation formed for the purpose of managing the Fund. Lakeside was incorporated in August 2002 and began doing business in November 2002. Lakeside is not a Member of the Fund, and is owned by shareholders who are not members of the Fund.

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                    UNAUDITED
                                 MARCH 31, 2004


The profit or loss of the Fund is allocated to the Members in proportion to their respective Percentage Interest. The Manager is required to allocate to the Members all profits and losses realized by the Fund during the month as of the close of business on the last day of each calendar month, in accordance with their respective Percentage Interest and in proportion to the number of days during the calendar month that they owned the interests.

Cash available for distribution will be the equivalent of net income during the calendar month using the accrual method of accounting and in accordance with US generally accepted accounting principles. Monthly, the Fund will provide statements of account to Members and distribute or reinvest amounts equal to the Members' proportionate share of the Fund's accrued net income during such month. Accrued net income means the excess of accrued income from operations and investment of, or sale or refinancing or other disposition of, Fund assets during such calendar month over the accrued operating expenses of the Fund during such month, including any adjustments for bad debt reserves, accrued Fund's operating expenses or other reserves for expenses and losses as the Manager may deem appropriate or for which the Manager believes it to be in the best interests of the Fund, all determined in accordance with generally accepted accounting principles. The Manager is required to allocate funds only to the extent that funds are available. Cash available for distributions in an amount equal to their respective allocable shares of Fund net profits during such month, and the balance of Fund net income will be credited to the capital accounts of Members who elected to compound earnings.

Fund Members are allowed to withdraw from the Fund and receive a return of the amount in their capital accounts only after 12 months from the date of admission into the fund ("Holding Period"). After the Holding Period, Members may withdraw and receive a return of their capital accounts subject to the availability of cash in the Fund, and subject to the penalties for early withdrawal pursuant to the terms of the Operating Agreement: (i) 3% of withdrawal amount within the first year following the holding period; (ii) 2% of withdrawal amount within the second year following the holding period; and (iii) 1% of withdrawal amount within the third year following the holding period.

The Manager is entitled to receive certain fees, compensation and expense reimbursements from the Fund. The Manager is entitled to receive from the Fund an Asset Management Fee, payable monthly, in a maximum amount of 2.75% of the gross assets under management per year (0.229% per month). The Manager is also entitled to receive a Note Servicing Fee, payable monthly, in a maximum amount of 0.25% of the total unpaid principal balances of loans serviced (0.02% per month). The Manager may waive these fees in order to improve the return to investor Members. The Manager is also entitled to receive reimbursement from the Fund for organizational, syndication and other operating expenses incurred on behalf of the Fund, including out-of-pocket general and administrative expenses of the Fund related to the offering of membership interests, accounting and audit fees, legal fees and expenses, postage and other expenses related to the preparation of reports to Members.

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                    UNAUDITED
                                 MARCH 31, 2004


The Manager receives other fees from third parties as compensation to the Manager for acting as broker in arranging loans from the Fund. These fees (which are not paid by the Fund, but rather by third party borrowers) are determined on a case-by-case basis, are generally 3% to 5% of the loan amount, and generally consist of brokerage, origination, renewal and/or processing fees.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)   BASIS OF ACCOUNTING
      The financial statements of the organization have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

(B)   ESTIMATES AND ASSUMPTIONS
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C)   REVENUE RECOGNITION
      Interest is recognized as revenue when earned according to the contractual terms of the loan and in accordance with generally accepted accounting principles.

(D)   INCOME TAXES
      The Fund is treated as a partnership for federal and California income tax purposes. Consequently, all tax effects of the Fund's income or loss are passed through to the Members individually, and no federal or California income taxes are provided for in the financial statements of the Fund. The Fund pays an annual California tax of $ 800 and an annual California LLC fee based upon its annual gross receipts.

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                    UNAUDITED
                                 MARCH 31, 2004


(E)   CASH AND CASH EQUIVALENTS
      For purposes of the statements of cash flows, cash and cash equivalents include interest-bearing and non interest-bearing bank deposits, money market accounts and commercial paper with original maturities of three months or less.

(F)   LOANS SECURED BY TRUST DEEDS
      Loans secured by trust deeds are recorded at cost. To date, no loans had been purchased from outside third party issuers of loans; all loans have been originated by the Fund. Interest is recognized as revenue when earned according to the contractual terms of the loan. The Fund loans will have varying terms at the discretion of the Manager. Construction loans will generally have a term of between one and five years and will provide for monthly payments of interest only with a "balloon payment" at the end of the term. Other Fund loans may have a longer amortization schedule and may be fully amortizing, i.e. original principal amount of the loan will be repaid in equal monthly installments of principal and interest over the term. In such cases, the Fund will recognize income using the effective interest method of accounting in accordance with generally accepted accounting principles. The Fund will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Fund will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of principal or interest is 90 days past due, and a specific reserve is recorded. Cash receipts will be allocated to interest income, except when such payments are specifically designated as principal reduction or when management does not believe the Fund's investment in the loan is fully recoverable.

      As of March 31, 2004, no loan was in default or on delinquent status.

(G)   ALLOWANCE FOR LOAN LOSSES
      The allowance for loan losses will be established as losses are estimated to have occurred through a provision for loan losses that will be charged to earnings. Loan losses will be charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, will be credited to allowance.

      The allowance for loan losses will be evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the underlying collateral.

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                    UNAUDITED
                                 MARCH 31, 2004


      As of March 31, 2004, Management believes that no allowance for loan losses was necessary.

(H)   INTEREST RESERVE ACCOUNT
      The Fund often requires borrowers to set up interest reserve accounts from which monthly payments of interest are made. The interest reserve is deposited into a separate bank account in the name of the Fund, designated specifically as interest reserve on loan/s issued by the Fund. At the end of the month, the Fund draws the calculated monthly interest on outstanding loans from the interest reserve account and transfers such amount into the general operating account of the Fund as part of the distributable fund available for monthly disbursement to the members. The equivalent unearned amount is recorded as a Deferred Interest Reserve Account in the liabilities section of the balance sheet. As of March 31, 2004, the interest reserve and deferred interest reserve accounts carried a balance amounting to $20,620.00.

(J) CONTRA-EQUITY ACCOUNTS: OFFERING COSTS AND COMMISSIONS INCURRED IN CONNECTION WITH RAISING OF CAPITAL
      Syndication costs incurred in connection with the raising of capital or offering units of membership interest in the Fund are being treated as reduction of paid in capital.

(J)   ORGANIZATION COSTS
      All costs including registration and legal fees incurred in connection with the setting up and incorporating of the Fund have been expensed and have been borne by the Manager.

(K)   SUBSCRIPTION ACCOUNT
      Upon receipt of the funds from prospective investors subscribing to purchase membership interests, those funds are deposited into a separate Subscription Account. The funds are held, in the Manager's discretion up to a maximum of 60 days, until needed by the Fund for a loan or other purpose. The funds are then contributed to the capital of the fund in exchange for a Membership Interest. The Manager may hold funds in the Subscription Account for longer than 60 days only upon the written consent of the subscriber.

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                    UNAUDITED
                                 MARCH 31, 2004


      As of March 31, 2004, the uninvested subscriptions funds amounted to $380,668.00.

(J)   NEW ACCOUNTING PRONOUNCEMENTS

      SFAS 149

      In April 2003, the FASB issued Statement No. 149, "amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The standard is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have any impact on our financial position or results of operations.

      SFAS 150

      In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. SFAS 150 did not have a material impact on our financial position or results of operations.

      Interpretation No. 46

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation 46") which was then revised in December 2003. Interpretation 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The recognition and measurement provisions of Interpretation 46 are effective for newly created variable interest entities formed after January 31, 2003, and for existing variable interest entities, on the first interim or annual reporting period beginning after March 31, 2004. The adoption of FIN 46 did not impact our financial position or results of operations.

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                    UNAUDITED
                                 MARCH 31, 2004


      SOP 03-3

      In October 2003, the AICPA issued SOP 03-3 Accounting for Loans or Certain Debt Securities Acquired in a Transfer. SOP 03-3 applies to a loan with the evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable at acquisition, that the Partnership will be unable to collect all contractually required payments receivable. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. We do not expect SOP 03-3 to have a material impact on our financial position or results of operations.

      EITF 00-21

      Emerging Issue Task Force 00-21 ("EITF 00-21"), Accounting for Revenue Arrangements with Multiple Deliverables, issued during the fourth quarter of 2003, provides guidance on revenue recognition for revenues derived from a single contract that contains multiple products or services. EITF 00-21 also provides additional requirements to determine when these revenues may be recorded separately for accounting purposes. EITF 00-21 did not impact our financial statements.

      SAB 104

      In December 2003, the SEC issued Staff Accounting Bulletin No. 104 ("SAB 104"), Revenue Recognition, which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21. SAB 104 did not impact our financial statements.

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                    UNAUDITED
                                 MARCH 31, 2004


NOTE 3 -          LOANS SECURED BY TRUST DEEDS

Loans secured by trust deeds as of March 31, 2004 are as follows:

Commercial                                                        $1,136,715
Construction                                                      $        0
Unimproved Land                                                   $  380,000
Residential                                                       $        0
                                                                  ----------

Total                                                             $1,516,715
                                                                  ----------

First Mortgages                                                   $  848,715
Second Mortgages                                                  $  668,000
Third Mortgages                                                   $        0
                                                                  ----------

Total                                                             $1,516,715
                                                                  ----------

Scheduled maturities of loans secured by trust deeds as of March 31, 2004 and the interest sensitivity of such loans is as follows:

                                      Fixed           Variable
                                      Interest        Interest
                                      Rate            Rate               Total
                                      ----------      ----------    ----------
Year Ending December 31:
2004                                  $  848,715          0         $  848,715
2005                                  $  363,000          0         $  363,000
2006                                  $  305,000          0         $  305,000
2007                                           0          0                  0
2008                                           0          0                  0
                                      ----------      ----------    ----------

Total                                 $1,516,715          0         $1,516,715
                                      ----------      ----------    ----------


At March 31, 2004, 80% of the Fund's Loans Receivable was collateralized by properties located in Northern California.

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                    UNAUDITED
                                 MARCH 31, 2004


As of March 31, 2004, the Fund's loan portfolio consisted of four (4) commercial real estate loans totaling to $ 1,211,715.00 and an investment in a Combined Note Participation amounting to $ 305,000.00. These debt securities are all secured by deeds of trust:

1. Loan 103103 amounting to $ 380,000, due in monthly installments of $ 3,452 interest only at 10.90% maturing on March 1, 2004. This loan is secured by a first trust deed on the underlying property. The note was subsequently extended for another sixty (60) days to mature on May 1, 2004.

2. Loan 021304 amounting to $ 248,230, due in monthly installments of $ 2,275 interest only at 11.00% maturing on August 13, 2004. This loan is secured by a first trust deed on the underlying property.

3. Loan 021804 amounting to $ 220,485, due in monthly installments of $ 2,003 interest only at 10.90% maturing on August 18, 2004. This loan is secured by a first trust deed on the underlying property.

4. Loan 030204 amounting to $ 363,000, due in monthly installments of $ 3,297 interest only at 10.90% maturing on March 2, 2005. This loan is secured by a second trust deed on the underlying property.

5. Investment in 2003 Combined Note Participation amounting to $305,000 and maturing at various dates from September 2006 through December 2006. Interest is payable monthly at 12% per annum.

NOTE 4 - RELATED PARTY TRANSACTIONS

      LOAN SECURED BY TRUST DEEDS

      The Fund may invest up to 20% of its total assets in loans to affiliated entities. On March 31, 2004, the Fund had one investment with an affiliated entity. That investment is a participation interest in five separate promissory notes. The investment is carried at cost. The Fund anticipates earning a 12% rate of interest and will be repaid between various dates ranging from September 21, 2006 to December 21, 2006, at which time the amount of the investment will be returned to the Fund. The life of the investment may be extended up to two years pursuant to an extension option contained in the notes. The investment does have an option for early withdrawal. For the quarter ended March 31, 2004, the Fund recognized $ 6,408.00 of interest income on this investment.

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                    UNAUDITED
                                 MARCH 31, 2004


      REIMBURSED EXPENSES

      The Manager received a reimbursement of $ 50,000.00 during the first quarter of 2004 for costs incurred in connection with the offering of units of membership interest in the Fund. The expenses consisted of labor and material costs relating to the development, design and printing of the Fund's Offering Circular and the registration of the offering with the California Department of Corporations, legal services, and other costs relating to the offering.

      The Fund also paid commissions to securities brokers in connection with the sale of membership interests by the Fund. The commission rate is 3.50% of the gross sales proceeds from the sale of units of the Fund. The total amount of brokers commissions paid was $ 26,699.00 during the first quarter of 2004.

      The Manager received management fees amounting to $ 2,075.00 during the first quarter of 2004. This represents 0.14 % of the Gross Assets under management at the end of the quarter. However, it waived servicing fees it was entitled to receive from the Fund during the same period.

      BORROWER'S COSTS

      The Manager acts as loan broker in the initial placement of the Fund loans and performs loan servicing function as well. The Manager is compensated by the Fund for such loan servicing activities and is compensated by the borrower for the initial placement of the loans. The Fund does not incur "Incremental Direct Costs" as defined in FASB's SFAS # 91. These are costs to originate loans that result directly from and are essential to the lending transaction and would not have been incurred by the Fund had the lending transaction not incurred. The Manager of the Fund incurs these types of costs; consequently the Manager is entitled to receive certain fees for its services such as loan brokerage commissions, loan processing and documentation fees, loan servicing and asset management fees and reimbursement of other expenses of the Manager. None of these fees are paid by the borrower to the Fund directly and therefore are not included in the income and expenses of the Fund.

      BROKER'S COMMISSIONS ON INVESTED FUNDS

      The Fund has retained the services of securities broker/dealers to sell units of membership interest in the Fund. One such broker/dealer is ePlanning Securities, Inc., which is affiliated with the Manager. Certain shareholders of the Manager (who are not members of the Fund) are also shareholders and/or directors of ePlanning. ePlanning sold membership units of the Fund to its client-investors during the first quarter of 2004 totaling $ 775,325, of which it realized a commission totaling $26,699.00. The brokers do not earn a commission until funds are transferred from the Subscription Account to the "Invested Funds" account, at which time the funds become contributed capital of the Fund.

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                    UNAUDITED
                                 MARCH 31, 2004


NOTE 5 - CONCENTRATIONS

      CASH AND CASH EQUIVALENTS

      Financial instruments that potentially subject the Fund to concentrations of credit risk consist of bank balances in excess of the FDIC insured amount of $ 100,000.00. At March 31, 2004, the Fund had approximately $ 280,668.00 of cash that exceeded this limit and thus was not covered by federal depository insurance.

NOTE 6 - REGULATORY REQUIREMENTS

      EMPLOYMENT RETIREMENT INCOME SECURITY ACT OF 1974 ("ERISA")

      Some of the investors purchasing membership interests are employee benefit plans, including Individual Retirement Accounts, which are subject to ERISA. Persons making the investment decisions for such ERISA investors are deemed to be "fiduciaries" of such investors and must discharge their duties with the care, skill and prudence which a prudent man would exercise under the circumstances.

      Normally an investment in an equity interest of an entity, such as a membership interest in the Fund, will be deemed a "plan asset" of the ERISA investor, but the underlying assets of the entity will not be deemed plan assets. However, if (i) the equity interests are not publicly-offered securities, (ii) the entity is not one of several types of "operating companies" defined in ERISA regulations, and (iii) investment by ERISA investors exceeds 25% of the value of the class of equity interests, then the underlying assets of the entity may be deemed "plan assets," with the entity deemed a "fiduciary" with respect to the ERISA investors. As of March 31, 2004, ERISA investment has at times exceeded 25% and at those times the assets of the Fund may be deemed "plan assets."

      SECURITIES LAWS

      In offering the units of membership interest, the Fund is subject to applicable federal and state securities laws. On the federal level, the Fund is offering the membership interests pursuant to the exemption from registration for intrastate offerings provided by Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147 promulgated thereunder. In accordance with this exemption, the membership interests are offered only in California, the Fund restricts the amount of its assets which are located outside of California, and members are prohibited from transferring any part of their membership interests to out-of-state transferees for a period of nine (9) months.

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                    UNAUDITED
                                 MARCH 31, 2004


      On the state level, the Fund is offering the units of Membership Interest pursuant to a permit issued by the California Department of Corporations. The permit requires annual renewal. The original permit was issued on February 24, 2003. The permit was renewed on March 1, 2004.

      As of March 31, 2004, the Fund was in compliance with all applicable federal and state securities laws. The Fund anticipates that it will continue to offer its securities in the above-described manner even after it becomes a reporting company.

LAKESIDE
FINANCIAL GROUP, INC.
--------------------------------------------------------------------------------
               443 Redcliff Drive,
               Suite 100
               Redding, CA 96002
               Ph.  (530) 226--5850
               Fax (530) 226--5853




                              FINANCIAL STATEMENTS





                           Lakeside Mortgage Fund, LLC
                    (A California Limited Liability Company)






                                  June 30, 2004

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                            BALANCE SHEET (UNAUDITED)
                                  JUNE 30, 2004

                                     ASSETS

    Cash and cash items                                                   $  409,829
    Loan interest reserve (restricted)                                        57,038
    Accrued interest receivable                                               12,009
    Participating note receivable from related party (Note 3, 4 and 5)       305,000
    Loans secured by trust deeds - related party                             177,000
    Loans secured by trust deeds - others (Notes 3 and 5)                  2,004,415
                                                                          ----------

TOTAL ASSETS                                                              $2,965,291
                                                                          ==========

                         LIABILITIES AND MEMBERS' EQUITY

    Uninvested subscriptions                                              $  367,476
    Deferred interest on loans secured by trust deeds                         57,038
                                                                          ----------

Total Liabilities                                                            424,514
                                                                          ----------

Members' Equity (Note 4)
    Members' contributions, net                                            2,523,545
    Retained earnings                                                         17,232
                                                                          ----------

    Total members' equity                                                  2,540,777
                                                                          ----------

TOTAL LIABILITIES AND MEMBERS' EQUITY                                     $2,965,291
                                                                          ==========


See accompanying notes

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                       STATEMENT OF OPERATIONS (UNAUDITED)
                       FOR THE QUARTER ENDED JUNE 30, 2004


REVENUES
         Interest  income                               $56,631
                                                        -------

         Total revenues                                  56,631
                                                        -------

EXPENSES
        Management fees (Note 4)                         10,311
                                                        -------

        Total expenses                                   10,311
                                                        -------

NET INCOME                                              $46,320
                                                        =======


See accompanying notes

                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                    STATEMENT OF MEMBERS' EQUITY (UNAUDITED)
                       FOR THE QUARTER ENDED JUNE 30, 2004

                                                         Members'         Retained
                                                       CONTRIBUTIONS      EARNINGS         TOTAL
MEMBERS' EQUITY, MARCH 31, 2004                        $ 1,559,705       $     8,034     $ 1,567,739

   Contributions                                           980,264                           980,264
   Costs incurred in raising capital                       (45,484)                          (45,484)
   Reinvestment of members' share of net income             29,060                            29,060
   Net income                                                                 46,320          46,320
   Cash distribution                                                         (37,122)        (37,122)
                                                       -----------       -----------     -----------

MEMBERS' EQUITY, JUNE 30, 2004                         $ 2,523,545       $    17,232     $ 2,540,777
                                                       ===========       ===========     ===========

See accompanying notes

                           LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                       STATEMENT OF CASH FLOWS (UNAUDITED)
                       FOR THE QUARTER ENDED JUNE 30, 2004

CASH FLOWS  FROM OPERATING ACTIVITIES:
     Net income from operations                                                     $  46,320
     Adjustments to reconcile net income to net cash provided by operations:
         Accrued interest receivable                                                   (7,612)
         Loan interest reserve (restricted)                                           (36,417)
         Deferred interest on loans secured by trust deeds                             36,417
                                                                                    ---------

         Net cash provided by operating activities                                     38,708
                                                                                    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Investment in loans secured by trust deeds - related party                      (177,000)
     Investment in loans secured by trust deeds - others                             (792,700)
                                                                                    ---------

         Net cash used in investing activities                                       (969,700)
                                                                                    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Uninvested subscriptions                                                         (13,192)
     Members' contributions, net                                                      963,840
     Distributions to members                                                         (37,122)
                                                                                    ---------

         Net cash provided by financing activities                                    913,526
                                                                                    ---------


NET CHANGE IN CASH AND CASH ITEMS                                                     (17,466)

Cash and Cash Items, Beginning of Period                                              427,295
                                                                                    ---------

Cash and Cash Items, End of Period                                                  $ 409,829
                                                                                    =========

See accompanying notes

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2004


Note 1 - Organization and Description of Business

Lakeside Mortgage Fund, LLC (the "Fund"), a California limited liability company was formed on December 4, 2002 under the California Beverly-Killea Limited Liability Company Act (the "Act") to conduct any lawful business for which a limited liability company may be organized under the Act, including investment of the Fund's cash and making or investing in notes, mortgages and loans to members of the general public secured by deeds of trust on real estate properties located primarily in the State of California.

These unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information on a basis consistent with the accounting policies reflected in the audited financial statements of the Fund included in this Form 10-SB. These interim financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of a normal recurring nature) considered necessary for a fair presentation have been included.
Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole.

The Fund will continue to operate indefinitely until dissolved and terminated by vote of Members holding a majority of the outstanding membership interests, with the concurrence of the Fund Manager.

The Fund began operations on September 26, 2003; hence no comparative prior period financial information is presented in the attached financial statements. Fiscal year 2003 is the first year during which the Fund is considered an operating company. Prior to September 26, 2003, the Company had been in the development stage. The fiscal year of the Fund ends on December 31.

The Fund's operation plan is to continue to seek investors and use those proceeds to fund suitable loans consistent with Fund's lending criteria. Management believes qualified investors will continue to invest in the Fund so that the Fund will continue to raise capital from such investors, and invest such capital in commercial mortgage loans.

The Manager of the Fund is Lakeside Financial Group, Inc. ("Lakeside"), a California corporation formed for the purpose of managing the Fund. Lakeside was incorporated in August 2002 and began doing business in November 2002. Lakeside is not a Member of the Fund, and is owned by shareholders who are not members of the Fund.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2004


The profit or loss of the Fund is allocated to the Members in proportion to their respective Percentage Interest. The Manager is required to allocate to the Members all profits and losses realized by the Fund during the month as of the close of business on the last day of each calendar month, in accordance with their respective Percentage Interests and in proportion to the number of days during the calendar month that they owned the interests.

Cash available for distribution will be the equivalent of net income during the calendar month using the accrual method of accounting and in accordance with US generally accepted accounting principles. Monthly, the Fund will provide statements of account to Members and distribute or reinvest amounts equal to the Members' proportionate share of the Fund's accrued net income during such month. Accrued net income means the excess of accrued income from operations and investment of, or sale or refinancing or other disposition of, Fund assets during such calendar month over the accrued operating expenses of the Fund during such month, including any adjustments for bad debt reserves, accrued Fund's operating expenses or other reserves for expenses and losses as the Manager may deem appropriate or for which the Manager believes it to be in the best interests of the Fund, all determined in accordance with generally accepted accounting principles. The Manager is required to allocate funds only to the extent that funds are available. Cash available for distributions in an amount equal to their respective allocable shares of Fund net profits during such month, and the balance of Fund net income will be credited to the capital accounts of Members who elected to compound earnings.

Fund Members are allowed to withdraw from the Fund and receive a return of the amount in their capital accounts only after 12 months from the date of admission into the fund ("Holding Period"). After the Holding Period, Members may withdraw and receive a return of their capital accounts subject to the availability of cash in the Fund, and subject to the following penalties for early withdrawal pursuant to the terms of the Operating Agreement: (i) 3% of withdrawal amount within the first year following the holding period; (ii) 2% of withdrawal amount within the second year following the holding period; and (iii) 1% of withdrawal amount within the third year following the holding period.

The Manager is entitled to receive certain fees, compensation and expense reimbursements from the Fund. The Manager is entitled to receive from the Fund an Asset Management Fee, payable monthly, in a maximum amount of 2.75% of the gross assets under management per year (0.229% per month). The Manager is also entitled to receive a Note Servicing Fee, payable monthly, in a maximum amount of 0.25% of the total unpaid principal balances of loans serviced (0.02% per month). The Manager may waive these fees (and did waive these fees in 2003) in order to improve the return to investor Members. The Manager is also entitled to receive reimbursement from the Fund for organizational, syndication and other operating expenses incurred on behalf of the Fund, including out-of-pocket general and administrative expenses of the Fund related to the offering of membership interests, accounting and audit fees, legal fees and expenses, postage and other expenses related to the preparation of reports to Members.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2004


The Manager receives other fees from third parties as compensation to the Manager for acting as broker in arranging loans from the Fund. These fees (which are not paid by the Fund, but rather by third party borrowers) are determined on a case-by-case basis, are generally 3% to 5% of the loan amount, and generally consist of brokerage, origination, renewal and/or processing fees.


Note 2 - Summary of Significant Accounting Policies

(a)   Basis of Accounting
      The financial statements of the organization have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

(b)   Estimates and Assumptions
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)   Revenue Recognition
      Interest is recognized as revenue when earned according to the contractual terms of the loan and in accordance with generally accepted accounting principles.

(d)   Income Taxes
      The Fund is treated as a partnership for federal and California income tax purposes. Consequently, all tax effects of the Fund's income or loss are passed through to the Members individually, and no federal or California income taxes are provided for in the financial statements of the Fund. The Fund pays an annual California tax of $800 and an annual California LLC fee based upon its annual gross receipts.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2004


(e)   Cash and Cash Equivalents
      For purposes of the statements of cash flows, cash and cash equivalents include interest-bearing and non interest-bearing bank deposits, money market accounts and commercial paper with original maturities of three months or less.

(f)   Loans Secured by Trust Deeds
      Loans secured by trust deeds are recorded at cost. To date, no loans had been purchased from outside third party issuers of loans; all loans have been originated by the Fund. Interest is recognized as revenue when earned according to the contractual terms of the loan. The Fund loans will have varying terms at the discretion of the Manager. Construction loans will generally have a term of between one and five years and will provide for monthly payments of interest only with a "balloon payment" at the end of the term. Other Fund loans may have a longer amortization schedule and may be fully amortizing, i.e. original principal amount of the loan will be repaid in equal monthly installments of principal and interest over the term. In such cases, the Fund will recognize income using the effective interest method of accounting in accordance with generally accepted accounting principles. The Fund will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Fund will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of principal or interest is 90 days past due, and a specific reserve is recorded. Cash receipts will be allocated to interest income, except when such payments are specifically designated as principal reduction or when management does not believe the Fund's investment in the loan is fully recoverable.

      As of June 30, 2004, no loan was in default or on delinquent status.

(g)   Allowance for Loan Losses

      The allowance for loan losses will be established as losses are estimated to have occurred through a provision for loan losses that will be charged to earnings. Loan losses will be charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, will be credited to allowance. The allowance for loan losses will be evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the underlying collateral.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2004


      As of June 30, 2004, management believes that no allowance for loan losses was necessary.

(h)   Interest Reserve Account

      The Fund often requires borrowers to set up interest reserve accounts from which monthly payments of interest are made. The interest reserve is deposited into a separate bank account in the name of the Fund, designated specifically as interest reserve on loan/s issued by the Fund. At the end of the month, the Fund draws the calculated monthly interest on outstanding loans from the interest reserve account and transfers such amount into the general operating account of the Fund as part of the distributable fund available for monthly disbursement to the members. The equivalent unearned amount is recorded as a Deferred Interest Reserve Account in the liabilities section of the balance sheet. As of June 30, 2004, the interest reserve and deferred interest reserve accounts carried a balance amounting to $57,038.

(i)   Contra-Equity  Accounts:   Offering  Costs  and  Commissions  Incurred  in
      Connection with Raising of Capital Syndication costs incurred in connection with the raising of capital by offering units of membership interest in the Fund are being treated as a reduction of paid in capital.

(j)   Organization Costs
      All costs including registration and legal fees incurred in connection with the setting up and incorporating of the Fund have been expensed and have been borne by the Manager.

(k)   Subscription Account
      Upon receipt of the funds from prospective investors subscribing to purchase membership interests, those funds are deposited into a Subscription Account. The funds are held, in the Manager's discretion up to a maximum of 60 days, until needed by the Fund for a loan or other purpose. The funds are then contributed to the capital of the Fund in exchange for a Membership Interest. The Manager may hold funds in the Subscription Account for longer than 60 days only upon the written consent of the subscriber.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2004


      As of June 30, 2004, the uninvested funds in the Subscription Account amounted to $ 367,476.

(l)   New Accounting Pronouncements

      SFAS 149

      In April 2003, the FASB issued Statement No. 149, "amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The standard is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have any impact on our financial position or results of operations.

      SFAS 150

      In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. SFAS 150 did not have a material impact on our financial position or results of operations.

      Interpretation No. 46

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation 46") which was then revised in December 2003. Interpretation 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The recognition and measurement provisions of Interpretation 46 are effective for newly created variable interest entities formed after January 31, 2003, and for existing variable interest entities, on the first interim or annual reporting period beginning after March 31, 2004. The adoption of FIN 46 did not impact our financial position or results of operations.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2004


      SOP 03-3

      In October 2003, the AICPA issued SOP 03-3 Accounting for Loans or Certain Debt Securities Acquired in a Transfer. SOP 03-3 applies to a loan with the evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable at acquisition, that the Partnership will be unable to collect all contractually required payments receivable. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. We do not expect SOP 03-3 to have a material impact on our financial position or results of operations.

      EITF 00-21

      Emerging Issue Task Force 00-21 ("EITF 00-21"), Accounting for Revenue Arrangements with Multiple Deliverables, issued during the fourth quarter of 2003, provides guidance on revenue recognition for revenues derived from a single contract that contains multiple products or services. EITF 00-21 also provides additional requirements to determine when these revenues may be recorded separately for accounting purposes. EITF 00-21 did not impact our financial statements.

      SAB 104

      In December 2003, the SEC issued Staff Accounting Bulletin No. 104 ("SAB 104"), Revenue Recognition, which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21. SAB 104 did not impact our financial statements.

Note 3 - Loans Secured by Trust Deeds

At June 30, 2004, the Fund held the following types of mortgages:

      Commercial                                $ 2,106,415
      Construction                              $        0
      Unimproved Land                           $   380,000
      Residential                               $        0
                                                -----------
      Total                                     $ 2,486,415
                                                -----------

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2004


      First Mortgages                           $ 1,491,415
      Second Mortgages                          $   995,000
      Third Mortgages                           $        0
                                                -----------
      Total                                     $ 2,486,415
                                                -----------

Scheduled maturities of loans secured by trust deeds as of June 30, 2004 and the interest sensitivity of such loans is as follows:

                                     Fixed             Variable
                                     Interest          Interest
                                     Rate              Rate             Total
                                     ----------------------------------------
      Year Ending December 31:
      2004                           $   848,715          0       $   848,715
      2005                           $ 1,332,700          0       $ 1,332,700
      2006                           $   305,000          0       $   305,000
      2007                                     0          0                 0
      2008                                     0          0                 0
                                     ----------------------------------------

      Total                          $ 2,486,415          0       $ 2,486,415
                                     ----------------------------------------


Scheduled maturities of loans secured by trust deeds as of June 30, 2004 and the interest sensitivity of such loans is as follows:

                                                Fixed
                                                Interest
                                                Rate
                                                ------------
      Year Ending December 31:
      2004                                      $    848,715
      2005                                      $  1,332,700
      2006                                      $    305,000
      2007                                                 0
      2008                                                 0
                                                ------------
      Total                                     $  2,486,415
                                                ============

The Fund has no variable interest rate loans at June 30, 2004.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2004


At June 30, 2004, 88% of the Fund's Loans Receivable was collateralized by properties located in California.

As of June 30, 2004, the Fund's loan portfolio consisted of six (6) commercial real estate loans to unrelated parties totaling $ 2,004,415 and two (2) loans receivable from related parties amounting to $ 482,000. These debt securities are all secured by deeds of trust.

1. Loan 103103 amounting to $ 380,000, due in monthly installments of $ 3,452 interest only at 10.90% maturing on March 1, 2004. This loan is secured by a first trust deed on the underlying property. The note was subsequently extended to mature on November 1, 2004.

2. Loan 021304 amounting to $ 248,230, due in monthly installments of $ 2,275 interest only at 11.00% maturing on August 13, 2004. This loan is secured by a first trust deed on the underlying property. (The loan was subsequently paid off on July 30, 2004).

3. Loan 021804 amounting to $ 220,485, due in monthly installments of $ 2,003 interest only at 10.90% maturing on August 18, 2004. This loan is secured by a first trust deed on the underlying property.

4. Loan 030204 amounting to $ 363,000, due in monthly installments of $ 3,297 interest only at 10.90% maturing on March 2, 2005. This loan is secured by a second trust deed on the underlying property. An additional loan amounting to $487,200 was extended to the same borrower on April 14, 2004, under the same terms and maturity date. The additional loan, due in monthly installments of $4,425, however is secured by a first trust deed on a separate property.

5. Loan 052104 amounting to $ 150,000, due in monthly installments of $ 1,363 interest only at 10.90% maturing on May 21, 2005. This loan is secured by a second trust deed on the underlying property.

6. Loan 061504 amounting to $ 155,500, due in monthly installments of $ 1,425 interest only at 10.90% maturing on June 15, 2005. This loan is secured by a first trust deed on the underlying property.

7. Loan 061104 from a related party amounting to $ 177,000, due in monthly installments of $ 1,608 interest only at 10.90% maturing on June 11, 2005. This loan is secured by a second trust deed on the underlying property.

8. Investment in 2003 Combined Note Participation amounting to $305,000 and maturing at various dates from September 2006 through December 2006. Interest is payable monthly at 12% per annum.

Note 4 - Related Party Transactions

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2004


Loans Secured by Trust Deeds
The Fund may invest up to 20% of its total assets in loans to affiliated entities. On June 30, 2004, the Fund had an interest in a participating note issued by an affiliated entity That note is a participation interest in five separate promissory notes. The loan is carried at cost. This loan anticipates earning a 12% interest rate and will be repaid between various dates ranging from September 21, 2006 to December 21, 2006., at which time the amount of the loan will be returned to the Fund. The life of the loan may be extended up to two years pursuant to an extension option in the notes. The loan does have an option for early withdrawal. Additionally, the Fund has a loan receivable from another related party amounting to $ 177,000 secured by a second trust deed on the underlying property. This loan accrues monthly interest of $ 1,608 (10.90% per year) and the principal amount is due in full on June 11, 2005. For the year ended June 30, 2004, the Fund recognized $ 16,532 of interest income on loans receivable from related parties.

As noted, the Fund is limited in its investments with affiliated entities to a maximum of 20% of its total assets, as defined. As of June 30, 2004, the Fund is in compliance with this restriction.

Reimbursed Expenses
The Manager received a reimbursement of $25,000 during the six-month period ended June 30, 2004 for costs incurred in connection with the offering of units of membership interest in the Fund. The expenses consisted of labor and material costs relating to the development, design and printing of the Fund's Offering Circular and the registration of the offering with the California Department of Corporations, legal services, and other costs relating to the offering. These costs are recorded as contra equity.

The Fund also paid commissions to securities brokers in connection with the sale of membership interests by the Fund. The commission rates ranged between 3.50% and 4.50% of the gross sales proceeds from the sale of units of the Fund. The total amount of brokers commissions paid during the six-month period ended was $72,183. These costs are recorded as contra equity under the heading "Costs incurred in raising capital".

The Manager received $ 12,365 during the six-month period ended June 30, 2004 representing management and servicing fees it was entitled to receive from the Fund .

Borrower's Costs
The Manager acts as loan broker in the initial placement of the Fund loans and performs loan servicing function as well. The Manager is compensated by the Fund for such loan servicing activities and is compensated by the borrower for the initial placement of the loans. The Fund does not incur "Incremental Direct Costs" as defined in FASB's SFAS # 91. These are costs to originate loans that result directly from and are essential to the lending transaction and would not have been incurred by the Fund had the lending transaction not incurred. The Manager of the Fund incurs these types of costs; consequently the Manager is entitled to receive certain fees for its services such as loan brokerage commissions, loan processing and documentation fees, loan servicing and asset management fees and reimbursement of other expenses of the Manager. None of these fees are paid by the borrower to the Fund directly and therefore are not included in the income and expenses of the Fund. .

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2004


Broker's Commissions on Invested Funds
The Fund has retained the services of securities broker/dealers to sell units of membership interest in the Fund. One such broker/dealer is ePlanning Securities, Inc., which is affiliated with the Manager. Certain shareholders of the Manager (who are not members of the Fund) are also shareholders and/or directors of ePlanning. ePlanning sold membership units of the Fund to its client-investors during the six-month period ended amounting to $ 1,743,083, of which it realized a commission totaling $ 72,183. The brokers do not earn a commission until funds are transferred from the Subscription Account to the "Invested Funds" account, at which time the funds become contributed capital of the Fund.

Note 5 - Concentrations

Cash and Cash Items
Financial instruments that potentially subject the Fund to concentrations of credit risk consist of bank balances in excess of Federally insured amount of $100,000. At June 30, 2004, the Fund had approximately $267,176 of cash that exceeded this limit and thus was not covered by federal depository insurance. The Fund has not experienced any losses in such accounts. The Fund believes it is not exposed to any significant credit risk on cash and cash items.

Note 6 - Regulatory Requirements

Employee Retirement Income Security Act of 1974 ("ERISA")
Some of the investors purchasing membership interests are employee benefit plans, including Individual Retirement Accounts, which are subject to ERISA. Persons making the investment decisions for such ERISA investors are deemed to be "fiduciaries" of such investors and must discharge their duties with the care, skill and prudence which a prudent man would exercise under the circumstances.

                          LAKESIDE MORTGAGE FUND, LLC
                    (A CALIFORNIA LIMITED LIABILITY COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2004


Normally an investment in an equity interest of an entity, such as a membership interest in the Fund, will be deemed a "plan asset" of the ERISA investor, but the underlying assets of the entity will not be deemed plan assets. However, if
(i) the equity interests are not publicly-offered securities, (ii) the entity is not one of several types of "operating companies" defined in ERISA regulations, and (iii) investment by ERISA investors exceeds 25% of the value of the class of equity interests, then the underlying assets of the entity may be deemed "plan assets," with the entity deemed a "fiduciary" with respect to the ERISA investors. As of June 30, 2004, ERISA investment has at times exceeded 25% and at those times the assets of the Fund may be deemed "plan assets."

Securities Laws
In offering the units of membership interest, the Fund is subject to applicable federal and state securities laws. On the federal level, the Fund is offering the membership interests pursuant to the exemption from registration for intrastate offerings provided by Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147 promulgated thereunder. In accordance with this exemption, the membership interests are offered only in California, the Fund restricts the amount of its assets which are located outside of California, and members are prohibited from transferring any part of their membership interests to out-of-state transferees for a period of nine (9) months.

On the state level, the Fund is offering the units of Membership Interest pursuant to a permit issued by the California Department of Corporations. The permit requires annual renewal. The original permit was issued on February 24, 2003. The permit was renewed on March 1, 2004.

As of June 30, 2004, the Fund was in compliance with all applicable federal and state securities laws. The Fund anticipates that it will continue to offer its securities in the above-described manner even after it becomes a reporting company.

PART III


ITEM 1. INDEX TO EXHIBITS

The following  exhibits are listed  according to the numbers assigned to them in
Part III of Form 1-A, and are incorporated herein, from Form 10-SB filed on August 6, 2004, by this reference.

Exhibit No.                Description
-----------                -----------

2.                         Articles of Organization
3.                         Operating Agreement of Lakeside Mortgage Fund, LLC
6.1.                       Broker/Dealer Agreement
6.2.                       Amendment No. 1 to Broker Dealer Agreement
12.1                       Offering Circular dated March 1, 2004

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LAKESIDE MORTGATGE FUND, LLC,
                                A California Limited Liability Company

                                By:      Lakeside Financial Group, Inc.,
                                         Manager



                                         By:  /s/ William F. Webster
                                              ---------------------------------
                                                  William F. Webster, President

                                       34